                                               Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-37988
Prospectus Supplement
(to Prospectus dated June 22, 2000)

                               12,500,000 Shares

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                [AMERICAN TOWER CORPORATION LOGO APPEARS HERE]                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             Class A Common Stock

-------------------------------------------------------------------------------

   We have sold 12,500,000 shares of Class A common stock, and in separate transactions, certain stockholders have also sold an aggregate of 1,187,000 shares of Class A common stock to Lehman Brothers Inc. at $41.125 per share. We will not receive any of the proceeds from the sales of Class A common stock by the selling stockholders.

   Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock to ten votes per share generally. After sales by us and the selling stockholders, Steven B. Dodge, together with his affiliates, will have approximately 26.9% of the combined voting power.

   Our Class A common stock is listed on the New York Stock Exchange under the symbol "AMT." On June 22, 2000, the closing sale price of our Class A common stock was $41.25.

   Investing in our Class A common stock involves risks. Risk Factors begin on page 2 of the accompanying prospectus.

   Lehman Brothers Inc. proposes to offer the 12,500,000 shares of common stock from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   We have granted the underwriter a 30-day option to purchase up to an additional 1,875,000 shares to cover over-allotments, if any.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

   Lehman Brothers Inc. expects to deliver the shares of Class A common stock on or about June 27, 2000.

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                                Lehman Brothers

June 22, 2000

                                 ------------

                               TABLE OF CONTENTS



        Prospectus Supplement


                                     Page
                                     ----
Prospectus Supplement Summary......   S-1
Capitalization.....................  S-12
Use of Proceeds....................  S-14
Dilution...........................  S-15
Market Prices and Dividend Policy..  S-16
Unaudited Pro Forma Condensed
 Consolidated Financial
 Statements........................  S-17
Underwriting.......................  S-26
Validity of the Shares.............  S-28

              Prospectus

                                     Page
                                     ----
About This Prospectus...............  (i)
Cautionary Note Regarding Forward-
 Looking Statements.................  (i)
American Tower......................    1
Risk Factors........................    2
Ratio of Earnings to Fixed Charges..    6
Use of Proceeds.....................    6
Description of Certain
 Indebtedness.......................    7
Description of Debt Securities......    9
Description of Capital Stock........   15
Description of Depositary Shares....   21
Description of Warrants.............   25
Plan of Distribution................   26
Validity of the Offered Securities..   27
Experts.............................   27
Where You Can Find More
 Information........................   27
Documents Incorporated by
 Reference..........................   28

                                      (i)

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary highlights selected information about us, including significant recent transactions. All information in this document gives effect to pending transactions, unless the context otherwise clearly indicates. This summary is not complete and may not contain all of the information that you should consider before investing in our securities. You should read this entire document carefully, including the "Risk Factors" section beginning on page 2 of the accompanying prospectus included with this prospectus supplement and the financial statements, which are incorporated by reference from our 1999 Annual Report on Form 10-K, our March 31, 2000 Quarterly Report on Form 10-Q and our Current Report on Form 8-K, dated March 30, 2000.

                                 AMERICAN TOWER

   We are a wireless communications and broadcast infrastructure company operating in three business segments.

  . We operate a leading network of communications towers and are the largest independent operator of broadcast towers in North America.

  . We provide comprehensive network development services and components for wireless service providers and broadcasters.

  . We provide domestic and international satellite and Internet protocol network transmission services worldwide.

   We estimate that our three business segments accounted for the following percentages of pro forma 1999 operating revenues:

  .  Rental and management--53.0%,

  .  Network development services--27.0%, and

  .  Satellite and Internet protocol network transmission services--20.0%.

   Rental and management. We believe we are the largest independent owner, operator and developer of wireless communications towers in North America. We operate a national network of approximately 10,000 multi-user sites in the United States, Mexico and Canada, including approximately 300 broadcast tower sites. Of those sites, approximately 8,700 are owned or leased sites and over 1,300 are managed or lease-sublease sites. Our U.S. network spans 48 states and the District of Columbia, with tower clusters in 43 of the 50 largest U.S. metropolitan statistical areas. Our developing Mexican network includes sites in highly populated areas such as Mexico City, Monterrey, Guadalajara and Acapulco. Our newly organized Canadian operation will include sites in major metropolitan areas, including Toronto, Montreal, Quebec City, Edmonton and Hamilton.

   Our primary business is the leasing of antenna space to a diverse range of wireless communications and broadcast industries. Wireless industries we serve include personal communication services, cellular, enhanced specialized mobile radio, specialized mobile radio, paging, fixed microwave and fixed wireless. Our wireless customers include AirTouch (now part of Verizon), Alltell, AT&T, AT&T Wireless Services, Bell Atlantic Mobile (now part of Verizon), BellSouth, GTE Mobilnet (now part of Verizon), Mobile Wireless, Nextel, Omnipoint (now part of VoiceStream), PacBell (now part of SBC), PowerTel, PrimeCo PCS (now part of Verizon), SBC, Sprint PCS, Teligent, Western Wireless and WinStar. Through our broadcast tower network we serve most major radio and television broadcasters, including, ABC, AMFM, CBS, Clear Channel, Cox, Fox, Infinity, NBC, Paxson, Paramount, Sinclair, Telemedia, Tribune, TV Azteca and Univision.

   Network development services. We are a leading provider of network development services and components for both wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of radio frequency engineering, network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction and antenna installation. We also offer a complete line of wireless infrastructure components that are sold to service providers, broadcasters, developers and others in the wireless industry. We also fabricate steel used for broadcast towers and other structures. We provide site acquisition services to most major wireless service providers and have constructed or are constructing towers on a build-to-suit basis for wireless and broadcast companies such as AirTouch, AT&T affiliates, AT&T Wireless Services, Bell South, Nextel, Omnipoint (now part of VoiceStream), Paxson, PrimeCo PCS (now part of Verizon), Sinclair and SBC.

   We have performed network development services for other companies on more than 10,000 sites. In 1998, we embarked on a major construction program with an emphasis on build-to-suit projects. We constructed approximately 1,000 towers for our own account in 1999, at a cost of approximately $220.0 million, excluding broadcast towers. Our 2000 business plan calls for construction of approximately 1,500 wireless towers for our own account at an estimated cost of between $270.0 million and $330.0 million. In addition, we plan to construct approximately 20 broadcast towers at an estimated cost of between $50.0 million and $70.0 million.

   Satellite and Internet protocol network transmission services. We are a leading provider of domestic and international satellite and Internet protocol network services. We own and operate more than 160 antennas accessing most major satellite systems from U.S. teleport locations in Arizona, California, Massachusetts, New Jersey, Texas, Washington state and Washington, D.C. Our teleports are used by leading Internet, voice and data providers as well as television networks, broadcasters and cable programmers. Our customers include ABC, British Telecom, Cable and Wireless, CBS, CNN, Deutsche Telekom, Fox, MCI Worldcom, TCI, Telefonica and Uunet. We are also a leading provider of Internet, voice and data services to major cruise lines and the U.S. military.

   For the year ended December 31, 1999, we had pro forma net revenues of $376.7 million and pro forma EBITDA of $127.9 million. This pro forma data includes the results of certain major acquisitions.

   We believe that leasing activities generate our highest profit margins. We also believe that leasing activities are likely to grow at a more rapid rate than other segments of our business because of our recent and pending acquisitions and our build-to-suit and other construction activities. Our acquisitions and construction will increase significantly the number of antenna sites available for leasing. The industry trend towards outsourcing infrastructure needs may also result in a decline in our site acquisition and construction activities for other companies.

   We have a diversified base of more than 7,100 customers. Our largest customer, AirTouch, accounted for approximately 14.0% of our pro forma 1999 operating revenues. Our five largest customers accounted for approximately 34.0% of those revenues. Service segment revenues, particularly site acquisition and construction activities, are highly variable due to their transactional nature. For example, one of our five largest customers, Sprint, accounted for approximately 10.0% of our pro forma 1999 operating revenues, principally as a result of several site acquisition projects.

   We estimate that PCS accounted for approximately 24.0% of our pro forma 1999 operating revenues, cellular accounted for approximately 16.0% of those revenues and paging accounted for approximately 10.0% of those revenues. We believe no other industry sector accounted for 10.0% or more of those revenues. However, these industry sector percentages may not be indicative of what we will experience in the future. The importance of the different sectors will probably change because of the anticipated growth of PCS, cellular and enhanced special mobile radio, compared to other wireless services. The relative contributions of the different sectors will also be affected as major wireless service providers create strategic alliances with independent operators, including in our case AirTouch and AT&T. Finally, the percentage of operating revenues derived from PCS will be affected by the decline in our site acquisition and construction activities for that sector, as providers continue to outsource those requirements. Slightly more than half of PCS's contribution to our pro forma 1999 operating revenue was attributable to network development services, principally site acquisition and construction activities.

Growth Strategy

   We designed our growth strategy to enhance our position as a leader in each of our business segments. Our goals are to:

  . create a leading national footprint of desirable communications towers in all major markets in North America,

  . establish the capacity to serve profitably most of the infrastructure needs of the wireless service and broadcast industries, and

  . create a leader in the satellite and Internet protocol network transmission services business.

   We have implemented our strategy through a combination of acquisitions and construction. We initially pursued acquisitions with independent tower operators and other consolidators and more recently with major wireless service providers selling their towers. This acquisition program also broadened the scope of our network development services and our satellite and Internet protocol network transmission services.

   Our strategy has enabled us to create an organization with a depth of personnel, computer and financial systems, sales and marketing, and engineering and other technical expertise to take advantage of the growth in wireless communications, digital television and the Internet. We believe we are well positioned to compete and grow because we can meet the majority of infrastructure requirements of wireless communications and digital television. We are also playing an increasing role in addressing the Internet's infrastructure needs. We will continue to pursue our growth strategy by:

  . maximizing use of our antenna sites through targeted sales and marketing techniques,

  . capitalizing on our ability to provide full turnkey network development solutions principally through build-to-suit projects and other tower construction activities, and

  . pursuing strategic mergers and acquisitions with independent tower operators and other consolidators and wireless service providers.

   We designed our acquisition strategy principally to:

  .  achieve enhanced operating efficiencies,

  . take advantage of the remaining divestiture opportunities presented by wireless service providers, as well as those with independent operators and other consolidators,

  .  broaden and strengthen our penetration of major markets,

  .  facilitate entry into new geographic markets in the U.S. and abroad, and

  .  complement our construction program.

Recent Developments

   Completed transactions. Since January 1, 2000, we have consummated more than 23 transactions involving the acquisition of approximately 4,220 communications sites and related businesses and a teleport business for an aggregate purchase price of approximately $1.3 billion. This purchase price includes $1.1 billion in cash, 2.4 million shares of our Class A common stock, 3.0 million warrants to purchase shares of our Class A common stock and $52.0 million of assumed debt. Our most recent principal transactions were the following:

  Tower Transactions

  AirTouch transaction. In August 1999, we agreed to lease on a long-term basis up to 2,100 towers from AirTouch Communications. These towers are located in all of AirTouch's major markets, other than Los Angeles and San Diego, including Albuquerque, Atlanta, Cleveland, Denver, Detroit, Minneapolis, Omaha, Phoenix, Portland, San Francisco and Seattle. Our cumulative lease payments, based on 2,100 towers, aggregate $800.0 million in cash and a five-year warrant to purchase 3.0 million shares of our Class A common stock at $22.00 per share. As of the date of this prospectus supplement, we have leased 1,600 towers, paid AirTouch $609.5 million in cash and issued warrants for 3.0 million shares of our Class A common stock. Because of consent issues, we expect we may not purchase as many as 200 towers. The remaining closings are expected to occur during the second half of 2000.


   Under our lease with AirTouch, we are entitled to all income generated from leasing space on the towers and are responsible for all tower expenses, including ground rent. AirTouch has reserved space on the towers for its antennas, for which it will pay us a site maintenance charge equal to $1,500 per month for each non-microwave reserved space and $385 per month for each microwave reserved space, with 3% annual increases.

   We have also entered into an exclusive three-year build-to-suit agreement with AirTouch. Under that agreement, we have the right to build all of AirTouch's towers in all markets covered by the lease. AirTouch entered into a separate master lease covering all towers to be constructed pursuant to the build-to-suit agreement. AirTouch will lease space for a period of ten years and has the option to extend for five five-year periods. The rent is $1,500 per month for each non-microwave antenna site and $385 per month for each microwave antenna site, with 3% annual increases. We expect this build-to-suit agreement will produce 400 to 500 towers.

   AT&T transaction. In September 1999, we agreed to purchase up to 1,942 towers from AT&T. These towers are located throughout the United States and were constructed by AT&T for its microwave operations. The purchase price is $260.0 million in cash, subject to adjustment if all towers are not purchased. As of the date of this document, we have acquired 1,910 towers and paid AT&T $258.3 million. The remaining closings are expected to occur during the second half of 2000.

   AT&T entered into a master lease agreement covering the 468 towers on which it currently conducts microwave operations. The lease has an initial term of ten years and AT&T has five five-year renewal options. The annual base payment is approximately $1.0 million, payable in January of each lease year. We will adjust the payments based upon AT&T's use of the towers. However, any downward adjustment can be used by AT&T as a credit only against future additional payments and not against the base payment. We expect that as many as 50% of the towers may not be marketable, at least in the near future, because of location.

   We also entered into a build-to-suit agreement with AT&T Wireless Services. This agreement requires AT&T Wireless Services to present 1,200 sites nationwide from which we will select and be required to build 1,000 towers. We entered into a separate master lease with AT&T Wireless Services for the build-to-suit towers. The initial term is ten years, and AT&T Wireless Services has three five-year renewal options. The rent for lease supplements entered into in the initial year is $1,350 per month, per antenna site, increasing annually by $50 per year for lease supplements entered into in subsequent years. All rents will be subject to 4% annual increases.

   UNIsite merger. In January 2000, we merged with UNIsite. The purchase price was $196.4 million, $147.7 million of which was paid in cash and $48.7 million in the assumption of UNIsite's debt. At closing, UNIsite had more than 600 towers then completed or under construction. UNIsite's towers were located primarily in the Northeast and Midwest. In February 2000, we repaid the UNIsite debt at a premium of the outstanding principal amount. Accordingly, we recognized an extraordinary loss of $1.3 million, net of an income tax benefit of $1.0 million, in the first quarter of 2000.

   Galaxy merger. In January 2000, we merged with Galaxy Engineering Services, a global turnkey provider of engineering consulting services, based in Atlanta, Georgia. At the time of the merger, we owned one-third of Galaxy which we had acquired in December 1999 for $0.5 million. The other Galaxy stockholders received 523,113 shares of our Class A common stock and $0.3 million in cash. We had also loaned Galaxy $13.5 million. Galaxy provides a complete array of radio frequency engineering and network design services, including drive testing, voice quality analysis and transport engineering, interconnect and microwave services.

   U.S. Wireless transaction. In May 2000, we formed a strategic alliance with U.S. Wireless to accelerate the deployment of a wireless location network that will enable carriers to provide wireless telephone users with emergency E-911 caller location assistance and other location enhanced services. U.S. Wireless has agreed to enter into a co-location agreement under which we will lease approximately 2,500 sites for its planned 100-market wireless network deployment. We will also provide U.S. Wireless with nationwide turnkey deployment services, including RF engineering, network design, site acquisition, project management, component supply and site installation. We have invested $22.5 million in U.S. Wireless's 6.50% convertible preferred stock, convertible into U.S. Wireless common stock at $19.03 per share.

 Foreign transactions

   TV Azteca transaction. Earlier this year, we loaned approximately $120.0 million to TV Azteca, the owner of a major national television broadcast network in Mexico, and commenced marketing responsibility for its approximately 190 towers. The 20-year loan, which may be extended for an additional 50 years, bears interest at approximately 12.87% per annum. We are entitled to receive 100% of the revenues generated by third party leases and are responsible for incremental operating expenses of third party tenants on the towers during the term of the loan. In December 1999, an executive officer and director of our company became a director of TV Azteca. TV Azteca's towers are located in highly populated areas such as Mexico City, Monterrey, Guadalajara and Acapulco. We are in the process of determining the fair value of the interest rate on our note receivable from TV Azteca. Any adjustments resulting from this determination will be recorded in the period in which they are known.

   Iusacell transaction. In December 1999, we entered into a management agreement for approximately 350 existing towers and a build-to-suit agreement for approximately 200 towers with Grupo Iusacell, the second largest wireless telecommunications provider in Mexico. We have agreed to pay a $10.0 million refundable deposit to retain the exclusive right to acquire the existing towers of Iusacell through 2005, or, at Iusacell's option, at an earlier date. The existing towers are located in urban and rural areas such as Mexico City, Guadalajara, Veracruz and Acapulco. The build-to-suit towers will be constructed over the next two years in key metropolitan areas.

   Unefon transaction. Earlier this year, we entered into an agreement with Unefon S.A. de C.V. to form a strategic alliance to build and operate towers throughout Mexico. The five year agreement calls for Unefon to lease up to 450 sites, either by co-locating on our existing towers or by leasing space on towers newly constructed by us.

   Canadian joint venture. In March 2000, we entered into a joint venture with Telemedia, a privately held Canadian telecommunications company, to form Canadian Towers, L.P. Canadian Towers, which is Canadian controlled and operated, will develop and acquire wireless and broadcast towers throughout Canada. We have committed to invest $18.0 million (Canadian) in exchange for which we will own 45.0% of Canadian Towers. The joint venture's initial assets will include more than 20 broadcast towers to be contributed by Telemedia. These broadcast towers are located in major metropolitan areas, including Toronto, Montreal, Quebec City, Edmonton and Hamilton.

 Teleport transaction

   ICG transaction. In December 1999, we acquired ICG Satellite Services and its subsidiary, Maritime Telecommunications Network, for approximately $100.0 million in cash. The acquisition involved a major around-the-clock teleport facility in New Jersey and a global maritime telecommunications network headquartered in Miami, Florida. The acquired companies provide voice, data, Internet and compressed video satellite services to major cruise lines, the U.S. military, Internet-related companies and international telecommunications customers. The New Jersey teleport and operations center has 12 existing antennas and one under construction that access satellites covering the continental United States, South America and the Atlantic Ocean region.

   USEI merger. In June 2000, we merged with U.S. Electrodynamics. The purchase price consisted of approximately 1.1 million shares of Class A common stock and $26.4 million in cash. The purchase price is subject to adjustment based on the net working capital and the long-term debt of U.S. Electrodynamics at closing. The acquisition involved around-the-clock teleport facilities in the Pacific Northwest, the Southwest and the Northeast with a total of 52 antennas that access satellites covering the continental United States and the Pacific ocean region.

 Financing transactions


   Stockholder Rule 144 sales. Certain of our stockholders have advised us that they have agreed to sell shares of Class A common stock to Lehman Brothers Inc. pursuant to the provisions of Rule 144 under the Securities Act. Stockholders who have advised us that they have agreed to sell are: Steven B. Dodge, chairman of the board of directors, president and chief executive officer:
500,000 shares; Alan L. Box, a director and executive vice president: 75,000 shares; Steven J. Moskowitz, executive vice president, sales and marketing and general manager of our northeast region: 25,000 shares; Joseph L. Winn, chief financial officer and treasurer: 150,000 shares; Chase Equity Associates,
L.L.C.: 154,991 shares; and Chase Manhattan Capital, L.P.: 245,009 shares. See "Use of Proceeds" on page S-14 for information with respect to the affiliation of the two Chase entities to a lender under our credit facilities. Arnold L. Chavkin, a director, is a general partner of Chase Capital Partners, which indirectly controls Chase Equity Associates and Chase Manhattan Capital.

   Convertible note exchanges. During May and June 2000, we acquired an aggregate of $87.3 million principal amount of our 6.25% convertible notes and $73.1 million of our 2.25% convertible notes for an aggregate of 5,724,184 shares of our Class A common stock. These exchanges were pursuant to negotiated transactions with a limited number of holders. As a consequence of those exchanges, we will recognize a loss of approximately $17.0 million, before taxes, in the second quarter of this year. We intend to negotiate additional exchanges from time to time in the future, subject to favorable market conditions.

   Pending transactions. As of the date of this prospectus supplement, we are a party to numerous pending transactions involving the acquisition of more than 1,040 communications sites and related businesses with an aggregate purchase price of approximately $264.6 million, including the remaining portions of the AirTouch and AT&T transactions.

                                  THE OFFERING

Common stock offered........  12,500,000 shares of Class A common stock

Common stock outstanding
after the offering (1)......  168,119,526 shares of Class A common stock
                                8,166,913 shares of Class B common stock
                                2,267,813 shares of Class C common stock
                              ------------------
                              178,554,252 shares of common stock
                              ==================


Voting rights...............  The Class A common stock and the Class B common stock generally vote as a single class. The Class A common stock has one vote per share and the Class B common stock has ten votes per share. The Class A common stock, voting separately as a class, is entitled to elect two independent directors. Delaware law and our charter also require class votes on some matters. The Class C common stock is generally nonvoting. We use the term "common stock" to mean those three classes of stock. Approximately 26.9% of the total voting power will be owned by Steven B. Dodge, together with his affiliates, after our sale of 12.5 million shares and the selling stockholder sales.

Other rights................  Each class of common stock has the same rights to dividends and upon liquidation. The Class B common stock and the Class C common stock are convertible into Class A common stock on a share-for-share basis. The Class B common stock cannot be sold or transferred, except to certain categories of persons specified in our charter. The Class B common stock automatically converts into Class A common stock upon the occurrence of certain events.

Use of proceeds.............  We estimate our net proceeds from the sale of
                              12.5 million shares will be $513.6 million
                              ($590.7 million if the underwriter's over-allotment option is exercised in full). We expect to use these proceeds to finance construction activities and pending and future acquisitions and for general working capital purposes. We will not receive proceeds from the sale by the selling stockholders.

New York Stock Exchange
symbol......................  AMT
--------------------
(1) The number of shares of common stock outstanding was determined as of June 12, 2000, giving pro forma effect to sales by us and the selling stockholders described in this prospectus supplement. This number does not include shares we may issue in the future. Examples of these future issuances include: (a) shares of Class A common stock issuable upon conversion of Class B common stock or Class C common stock, (b) shares issuable upon exercise of options outstanding on June 15, 2000 to purchase an aggregate of 17,450,953 shares of common stock, (c) 3,000,000 shares of Class A common stock issuable upon exercise of warrants issued in the AirTouch transaction, (d) 19,073,506 shares of Class A common stock issuable upon conversion of convertible notes issued in October 1999, (e) 8,737,864 shares of Class A common stock issuable upon conversion of convertible notes issued in February 2000, or (f) 1,875,000 shares of Class A common stock if the underwriter's over-allotment option is exercised in full.

                            SELECTED FINANCIAL DATA

   We have derived the following selected financial data from our historical consolidated financial statements and our unaudited pro forma condensed consolidated financial statements. The selected financial data should be read in conjunction with our historical financial statements. Prior to our separation from our former parent on June 4, 1998, we operated as a subsidiary of American Radio Systems and not as an independent company. Therefore, our results of operations for that period may be different from what they would have been had we operated as a separate, independent company.

   Year-to-year comparisons are significantly affected by our acquisitions and construction of towers, both of which have been numerous during the periods presented. Our principal acquisitions are described in "American Tower--Recent Developments" under "Prospectus Supplement Summary" on page S-4 and in the notes to our historical financial statements.

   The pro forma balance sheet data gives effect, as of March 31, 2000, to the pro forma transactions not then completed; the remaining portions of the AirTouch and AT&T transactions, and to our sale of 12.5 million shares to Lehman Brothers Inc. The pro forma statement of operations data and other operating data gives effect to the pro forma transactions and to that sale, as if each had occurred on January 1, 1999. We use the term pro forma transactions to mean certain of our major acquisitions and financings as follows:

  . the OmniAmerica, TeleCom and UNIsite mergers, and the AirTouch, AT&T and ICG transactions,

  . our public offerings of Class A common stock in February 1999 and our private placement of Class A common stock in February 1999, and

  .  our convertible notes private placements in October 1999 and February
     2000.

   Pro forma transactions do not include all of the completed or pending acquisitions or pending construction. We have not adjusted the pro forma selected financial data to reflect exchanges of our convertible notes for shares of our Class A common stock in May and June 2000. See "American Tower-- Recent Developments" under "Prospectus Supplement Summary" on page S-4 and "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page S-17.

   We account for all of the included mergers and acquisitions as purchases. This means that for accounting and financial reporting purposes, we include the results of operations and assets and liabilities of the acquired companies with ours only after closing the transaction. The pro forma financial data reflects certain adjustments, as explained elsewhere in this prospectus supplement. Therefore, any comparison of the pro forma financial data with the historical financial data for periods before 1999 is inappropriate.

   Divisional cash flow means income (loss) from operations before depreciation and amortization, tower separation expense, development expense and corporate general and administrative expense, plus interest income, TV Azteca, net. Tower separation expense refers to the one-time expense incurred as a result of our separation from American Radio Systems. Development expense means the cost incurred in connection with the integration of acquisitions and development of new business initiatives. EBITDA means operating income (loss) before depreciation and amortization and tower separation expense, plus interest income, TV Azteca, net. After-tax cash flow means income (loss) before extraordinary losses, plus depreciation and amortization.

   We do not consider divisional cash flow, EBITDA and after-tax cash flow as a substitute for alternative measures of operating results or cash flow from operating activities or as a measure of our profitability or liquidity. These measures of performance are not calculated in accordance with generally accepted accounting principles. However, we have included them because they are used in the communications site industry as a measure of a company's operating performance. More specifically, we believe they can assist in comparing company performances on a consistent basis without regard to depreciation and amortization. Our concern is that depreciation and amortization can vary significantly among companies depending on accounting methods, particularly where acquisitions are involved, or on non-operating factors including historical cost bases. We believe divisional cash flow is useful because it enables you to compare our divisional performance before the effect of tower separation, development and corporate general and administrative expenses that do not relate directly to performance.

                           AMERICAN TOWER CORPORATION
                           SELECTED FINANCIAL DATA(1)

                             July 17, 1995            Year Ended                  Year Ended          Three Months Ended
                          (inception) through        December 31,              December 31, 1999        March 31, 2000
                             December 31,     -----------------------------  ----------------------  ---------------------
                                1995(1)        1996      1997       1998     Historical   Pro Forma  Historical  Pro Forma
                          ------------------- -------  ---------  ---------  -----------  ---------  ----------  ---------
                                                    (in thousands, except per share data)
Statements of Operations
 Data:
Operating revenues......        $   163       $ 2,897  $  17,508  $ 103,544  $   258,081  $ 376,735  $ 115,517   $124,001
                                -------       -------  ---------  ---------  -----------  ---------  ---------   --------
Operating expenses:
 Operating expenses
  excluding depreciation
  and amortization,
  tower separation,
  development and
  corporate general and
  administrative
  expenses..............             60         1,362      8,713     61,751      155,857    235,248     79,708     84,157
 Depreciation and
  amortization..........             57           990      6,326     52,064      132,539    240,470     55,198     70,186
 Tower separation
  expense...............                                             12,772
 Development
  expense(2)............                                                           1,607      1,607        988        988
 Corporate general and
  administrative
  expense...............            230           830      1,536      5,099        9,136     11,936      3,431      3,431
                                -------       -------  ---------  ---------  -----------  ---------  ---------   --------
Total operating
 expenses...............            347         3,182     16,575    131,686      299,139    489,261    139,325    158,762
                                -------       -------  ---------  ---------  -----------  ---------  ---------   --------
(Loss) income from
 operations.............           (184)         (285)       933    (28,142)     (41,058)  (112,526)   (23,808)   (34,761)
Interest expense........                                  (3,040)   (23,229)     (27,492)   (67,777)   (32,150)   (32,408)
Interest income and
 other, net.............                           36        251      9,217       19,551     19,551      2,586      2,586
Interest income TV
 Azteca, net of interest
 expense of $160
 (related party)........                                                                                 2,308      2,308
Minority interest in net
 earnings of
 subsidiaries(3)........                         (185)      (193)      (287)        (142)      (142)       (36)       (36)
                                -------       -------  ---------  ---------  -----------  ---------  ---------   --------
Loss before income taxes
 and extraordinary
 losses.................           (184)         (434)    (2,049)   (42,441)     (49,141)  (160,894)   (51,100)   (62,311)
Benefit (provision) for
 income taxes...........             74           (45)       473      4,491         (214)    43,885     13,440     16,978
                                -------       -------  ---------  ---------  -----------  ---------  ---------   --------
Loss before
 extraordinary losses...        $  (110)      $  (479) $  (1,576) $ (37,950) $   (49,355) $(117,009) $ (37,660)  $(45,333)
                                =======       =======  =========  =========  ===========  =========  =========   ========
Basic and diluted loss
 per common share before
 extraordinary
 losses(4)..............        $ (0.00)      $ (0.01) $   (0.03) $   (0.48) $     (0.33) $   (0.70) $   (0.24)  $  (0.27)
                                =======       =======  =========  =========  ===========  =========  =========   ========
Basic and diluted
 weighted average common
 shares outstanding(4)..         48,732        48,732     48,732     79,786      149,749    167,922    156,515    169,015
                                =======       =======  =========  =========  ===========  =========  =========   ========
Other Operating Data:
Divisional cash flow....        $   103       $ 1,535  $   8,795  $  41,793  $   102,224  $ 141,487  $  38,117   $ 42,152
EBITDA..................           (127)          705      7,259     36,694       91,481    127,944     33,698     37,733
EBITDA margin...........           (N/A)         24.3%      41.5%      35.4%        35.4%      34.0%      28.6%      29.9%
After-tax cash flow.....            (53)          511      4,750     14,114       83,184    123,461     17,538     24,853
Cash provided by (used
 for) operating
 activities.............            (51)        2,230      9,913     18,429       97,011               (12,429)
Cash used for investing
 activities.............                                (216,783)  (350,377)  (1,137,700)             (900,242)
 . Cash provided by
 financing activities...             63           132    209,092    513,527      879,726             1,028,192

                            December
                              31,      December 31, 1999      March 31, 2000
                           ---------- -------------------- --------------------
                           1997 1998  Historical Pro Forma Historical Pro Forma
                           ---- ----- ---------- --------- ---------- ---------
Tower Data:
Towers operated at end of
 period(5)...............  674  2,492   5,067      9,644     8,837     10,000
Towers constructed during
 period(6)...............   84    503   1,045        N/A       304        N/A

                                           December 31,                       March 31, 2000
                          ------------------------------------------------ ---------------------
                          1995(1)   1996     1997       1998       1999    Historical Pro Forma
                          -------  ------- --------  ---------- ---------- ---------- ----------
                                                     (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............  $   12   $ 2,373 $  4,596  $  186,175 $   25,212 $  140,733 $  140,733
Working capital
 (deficiency), excluding
 current portion of
 long-term debt.........     (40)      663   (2,208)     93,602     19,156    129,814    127,614
Property and equipment,
 net....................   3,759    19,710  117,618     449,476  1,092,346  1,668,854  1,668,854
Unallocated purchase
 price..................                                                                 411,007
Total assets............   3,863    37,118  255,357   1,502,343  3,018,866  4,255,140  4,619,345
Long-term debt,
 including current
 portion but excluding
 convertible notes......             4,535   90,176     281,129    138,563    829,007    659,042
Convertible notes, net
 of discount............                                           602,259  1,054,600  1,054,600
Total stockholders'
 equity.................   3,769    29,728  153,208   1,091,746  2,145,083  2,176,423  2,708,393

--------------------
(1) We were organized on July 17, 1995.
(2) Development expenses prior to 1999 were immaterial.
(3) Represents the minority interest in net earnings of our non-wholly-owned subsidiaries.
(4) We computed historical basic and diluted loss per common share before extraordinary losses using the weighted average number of shares outstanding during each period presented. Shares outstanding following the separation from American Radio Systems are assumed to be outstanding for all periods presented prior to June 4, 1998. We computed pro forma basic and diluted loss per common share before extraordinary loss using the number of shares expected to be outstanding following the pro forma transactions and our sale of 12.5 million shares described in this prospectus supplement. Shares issuable upon exercise of options and other common stock equivalents have been excluded from the computations as their effect is anti-dilutive.
(5) Includes information with respect to our company only and assumes completion of all pending transactions, including those not in the pro forma transactions. Excludes towers under construction. See note (6) below.
(6) Includes towers constructed in each period by us, including those constructed for and owned by third parties. Excludes towers constructed by acquired companies prior to acquisition.

                                 CAPITALIZATION

   The historical column in the following table shows our actual historical capitalization as of March 31, 2000. The second column shows our capitalization as adjusted to show the effect of the pro forma transactions, as if we had completed them on March 31, 2000. The third column shows our capitalization as further adjusted to show the effect of our sale of 12.5 million shares (but not the sale by the selling stockholders), as if we had completed it on March 31, 2000.

   Management believes that the assumptions used provide a reasonable basis on which to present such pro forma capitalization. You should read the capitalization table below in conjunction with our historical financial statements which are incorporated in this prospectus supplement by reference and the "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page S-17. We have provided the capitalization table below for informational purposes only. It is not necessarily indicative of our capitalization or financial condition had we completed the transactions and events referred to above on the date assumed. It is also not necessarily indicative of our future capitalization or financial condition.

                                             March 31, 2000 (in thousands)
                                          ------------------------------------
                                                      Pro forma for Pro forma
                                                        Pro forma    for our
                                          Historical  transactions     sale
                                          ----------  ------------- ----------
Cash and cash equivalents................ $  140,733   $  140,733   $  140,733
                                          ==========   ==========   ==========
Long-term debt, including current
 portion(1)(2):
  Borrowings under our credit
   facilities............................ $  765,000   $1,108,598   $  595,035
  Outstanding convertible notes net of
   discount(3)...........................  1,054,600    1,054,600    1,054,600
  Other long-term debt...................     64,007       64,007       64,007
                                          ----------   ----------   ----------
    Total long-term debt.................  1,883,607    2,227,205    1,713,642
Stockholders' equity(4):
Common stock(5)
  Class A common stock...................      1,468        1,468        1,593
  Class B common stock...................         84           84           84
  Class C common stock...................         24           24           24
Additional paid-in capital...............  2,318,802    2,337,209    2,850,647
Accumulated deficit......................   (142,427)    (142,427)    (142,427)
Treasury stock...........................     (1,528)      (1,528)      (1,528)
                                          ----------   ----------   ----------
    Total stockholders' equity...........  2,176,423    2,194,830    2,708,393
                                          ----------   ----------   ----------
    Total capitalization................. $4,060,030   $4,422,035   $4,422,035
                                          ==========   ==========   ==========

---------------------
(1) For additional information, see "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page S-17 and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in our March 31, 2000 Quarterly Report on Form 10-Q. We expect to require approximately $99.8 million of additional debt to finance pending transactions not included in the pro forma transactions.
(2) See "Description of Certain Indebtedness" on page 7 of the accompanying prospectus included with this prospectus supplement for information regarding the terms of the major components of our long-term debt.
(3) Does not reflect the exchanges in May and June 2000 of an aggregate of $160,362,000 principal amount of convertible notes for 5,724,184 shares of Class A common stock.
(4) Consists of (a) preferred stock, par value $.01 per share, 20,000,000 authorized shares, none issued or outstanding; (b) Class A common stock, par value $.01 per share, 500,000,000 authorized shares; shares issued and outstanding: 144,965,623 (historical and pro forma for pro forma transactions) and 157,465,623 (pro forma for our sale); (c) Class B common stock, par value $.01 per share, 50,000,000 authorized shares; shares issued and outstanding: 8,359,735 (historical and both pro forma); and (d) Class C common stock, par value $.01 per share, 10,000,000 authorized shares; shares issued and outstanding:

   2,422,804 (historical and pro forma). Outstanding share numbers do not give effect to subsequent conversions of shares of Class B common stock or Class C common stock to Class A common stock.

(5) This number does not include (a) 5,724,184 shares of Class A common stock issued upon exchange of convertible notes, as described in note (3) above, or (b) shares we may issue in the future. Examples of these future issuances include: (a) shares of Class A common stock issuable upon conversion of Class B common stock or Class C common stock, (b) shares issuable upon exercise of options outstanding to purchase an aggregate of 17,450,953 shares of common stock, (c) 3,000,000 shares of Class A common stock issuable upon exercise of warrants issued in the AirTouch transaction, (d) shares of Class A common stock issuable upon completion of certain then pending transactions, (e) 19,073,506 shares of Class A common stock issuable upon conversion of the outstanding convertible notes issued in October 1999, (f) 8,737,864 shares of Class A common stock issuable upon conversion of the outstanding convertible notes issued in February 2000, or
    (g) 1,875,000 shares of Class A common stock issuable if the underwriter's over-allotment option is exercised in full.

                                USE OF PROCEEDS

   We estimate our net proceeds from the sale of the Class A common stock sold by us will be $513.6 million, or $590.7 million if the underwriter's over-allotment option is exercised in full. We expect to use the net proceeds, together with bank borrowings, to finance the construction of towers, our remaining obligations with respect to acquisitions, and for general working capital purposes. We may also utilize these net proceeds, together with bank borrowings, to finance, among other things, acquisitions of additional communications sites or other related businesses. We have requested our lenders to waive the requirement that we reduce their commitments under our credit facilities by the net proceeds of our sale of 12.5 million shares. While we expect to receive the waiver, we cannot assure you that we will.

   As of June 15, 2000, on a pro forma basis, assuming completion of the pro forma transactions and all other pending acquisitions, but not our sale of 12.5 million shares, we would have had indebtedness under our credit facilities of approximately $1.2 billion. After giving effect to our sale of 12.5 million shares and assuming the use of the net proceeds described above, as of such date, on such pro forma basis, we would have had borrowings under our credit facilities of approximately $0.7 billion. The Chase Manhattan Bank is a lender under our credit facilities and will receive its 4.9% proportionate share of any repayments of borrowings. Chase is an affiliate of Chase Equity Associates, which together with its affiliates owns approximately 4.0% of our common stock and has a representative on our board of directors. See "American Tower--Recent Developments--Financing transactions--Stockholder Rule 144 sales" in "Prospectus Supplement Summary" on page S-6.

   We will not receive any proceeds from the sales by the selling stockholders that were made pursuant to Rule 144.

                                    DILUTION

   As of March 31, 2000, our pro forma net tangible book value, after giving effect to the pro forma transactions, was a deficit of $(161.5) million or $(1.04) per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma assets, less our pro forma goodwill and other pro forma intangible assets, reduced by the amount of our pro forma liabilities and divided by the pro forma number of shares of common stock outstanding. After giving effect to the application of the net proceeds and estimated offering expenses, from our sale of 12.5 million shares, but not the sale by the selling stockholders, our as adjusted pro forma net tangible book value as of that date would have been $352.1 million or $2.09 per share. This represents an immediate increase in such pro forma net tangible book value of $3.13 per share to existing stockholders and an immediate dilution in net tangible book value of $39.04 per share to new investors purchasing shares.

   The following table illustrates the dilution per share as described above:

   Selling price per share....................................         $41.125
     Pro forma net tangible book value per share before our
      sale.................................................... $(1.04)
     Increase attributable to our sale........................   3.13
                                                               ------
   As adjusted pro forma net tangible book value per share
    after our sale............................................            2.09
                                                                       -------
   Dilution to new investors..................................         $39.035
                                                                       =======

                       MARKET PRICES AND DIVIDEND POLICY

Market Price Data

   On February 27, 1998, our Class A common stock commenced trading on a "when-issued" basis on the inter-dealer bulletin board of the over-the-counter market. Our Class A common stock commenced trading on the NYSE on June 5, 1998 (the day after we separated from American Radio Systems). The following table presents reported high and low sale prices of our Class A common stock in the over-the-counter market or on the Composite Tape of the NYSE.

                                                                 High     Low
                                                                ------- --------
1998
Quarter ended March 31 (commencing February 27, 1998).......... $20.25  $15.50
Quarter ended June 30..........................................  26.125  18.75
Quarter ended September 30.....................................  28.625  14.375
Quarter ended December 31......................................  29.625  13.25

1999
Quarter ended March 31.........................................  30.25   20.50
Quarter ended June 30..........................................  26.875  20.50
Quarter ended September 30.....................................  25.875  19.50
Quarter ended December 31......................................  33.25   17.5625

2000
Quarter ended March 31.........................................  55.00   28.5625
Quarter ended June 30 (through June 22)........................  50.438  37.00

   The outstanding shares of common stock and number of registered holders as of June 12, 2000 were as follows:

                                                              Class
                                                 -------------------------------
                                                      A          B         C
                                                 ----------- --------- ---------
Outstanding shares.............................. 154,881,255 8,316,913 2,422,804
Registered holders..............................         547        63         1

Dividends

   We have never paid a dividend on any class of common stock. We anticipate that we will retain future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on shares of common stock in the foreseeable future. Our credit facilities restrict the payment of cash dividends by our subsidiaries. See "Description of Capital Stock--Dividend Restrictions" on page 19 of the accompanying prospectus included with this prospectus supplement.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   We have included our unaudited pro forma condensed consolidated balance sheet as of March 31, 2000 and our unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1999 and the three months ended March 31, 2000. To the extent required, these pro forma statements have been adjusted for the pro forma transactions and our sale of 12.5 million shares. The pro forma transactions consist of:

  . the OmniAmerica, TeleCom and UNIsite mergers and the AirTouch, AT&T and ICG transactions,

  .  our Class A common stock financings in February 1999, and

  .  our convertible notes private placements in October 1999 and February
     2000.

   The pro forma financial statements do not reflect all of our completed or pending acquisitions. The adjustments assume that all pro forma transactions were completed on January 1, 1999, in the case of the unaudited pro forma condensed consolidated statements of operations. The adjustments assume that the then pending pro forma transactions were completed as of March 31, 2000 in the case of the unaudited pro forma condensed consolidated balance sheet. You should read the pro forma financial statements in conjunction with the historical financial statements included in our 1999 Annual Report on Form 10-K, our March 31, 2000 Quarterly Report on Form 10-Q and our Current Report on Form 8-K dated March 30, 2000. Although the AirTouch and AT&T transactions do not involve the acquisition of a business, we have provided pro forma information related to these transactions, as we believe that information is material to your investment decision.

   The pro forma financial statements may not reflect our financial condition or our results of operations had these events actually occurred on the dates specified. They also may not reflect our financial condition or results of operations as a separate, independent company during the periods presented. Finally, they may not reflect our future financial condition or results of operations.

                           AMERICAN TOWER CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 March 31, 2000
                                 (in thousands)

                                     Adjustments for Pro Forma for Adjustments Pro Forma
                                        Pro Forma      Pro Forma     for Our    for Our
                          Historical Transactions(a) Transactions    Sale(b)      Sale
                          ---------- --------------- ------------- ----------- ----------
         ASSETS
Cash and cash
 equivalents............  $  140,733                  $  140,733               $  140,733
Accounts receivable,
 net....................      87,852                      87,852                   87,852
Other current assets....      74,929                      74,929                   74,929
Notes receivable........     115,312                     115,312                  115,312
Property and equipment,
 net....................   1,668,854                   1,668,854                1,668,854
Unallocated purchase
 price..................                $411,007         411,007                  411,007
Intangible assets, net..   1,945,305                   1,945,305                1,945,305
Deferred tax asset......     123,585                     123,585                  123,585
Deposits and other
 assets.................      98,570     (46,802)         51,768                   51,768
                          ----------    --------      ----------    ---------  ----------
  Total.................  $4,255,140    $364,205      $4,619,345               $4,619,345
                          ==========    ========      ==========    =========  ==========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities,
 excluding current
 portion of long-term
 debt...................  $  173,700    $  2,200      $  175,900               $  175,900
Other long-term
 liabilities............       6,215                       6,215                    6,215
Long-term debt,
 including current
 portion, other than
 convertible notes......     829,007     343,598       1,172,605    $(513,563)    659,042
Convertible notes, net
 of discount............   1,054,600                   1,054,600                1,054,600
Minority interest.......      15,195                      15,195                   15,195
Stockholders' equity....   2,176,423      18,407       2,194,830      513,563   2,708,393
                          ----------    --------      ----------    ---------  ----------
  Total.................  $4,255,140    $364,205      $4,619,345    $     --   $4,619,345
                          ==========    ========      ==========    =========  ==========



     See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

   We have prepared the unaudited pro forma condensed consolidated balance sheet as of March 31, 2000 to give effect, as of that date, to the remaining portions of the AirTouch and AT&T transactions, the only pro forma transactions not completed by that date, and our sale of 12.5 million shares. We will account for the remaining portions of the AirTouch and AT&T transactions under the purchase method of accounting. See "American Tower--Recent Developments-- Completed transactions" under "Prospectus Supplement Summary" on page S-4 for a description of those pro forma transactions. We have not adjusted the pro forma condensed consolidated balance sheet to reflect exchanges of our convertible notes for shares of our Class A common stock in May and June 2000. See "American Tower--Recent Developments--Financing transactions" under "Prospectus Supplement Summary" on page S-6 for a description of those exchanges.

  (a) The following table sets forth the pro forma balance sheet adjustments as of March 31, 2000 (in thousands).

                                                                       Total
                                                                    Adjustments
                                                                        for
                                           AirTouch        AT&T      Pro Forma
                                          Transaction   Transaction Transactions
                                          -----------   ----------- ------------
                 ASSETS
  Unallocated purchase price(1)..........  $368,907       $42,100     $411,007
  Deposits and other assets..............   (46,802)                   (46,802)
                                           --------       -------     --------
    Total................................  $322,105       $42,100     $364,205
                                           ========       =======     ========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities, excluding current
   portion of long-term debt.............                 $ 2,200     $  2,200
  Long-term debt, including current
   portion, other than convertible
   notes(2)..............................  $303,698        39,900      343,598
  Stockholders' equity...................    18,407(2)                  18,407
                                           --------       -------     --------
    Total................................  $322,105       $42,100     $364,205
                                           ========       =======     ========

   The following table sets forth the purchase prices and related pro forma financing of the transactions described above (in millions).

                                                       Purchase Price Borrowings
                                                       -------------- ----------
  AirTouch transaction................................     $368.9(2)    $303.7
  AT&T transaction....................................       42.1(3)      39.9

---------------------
(1) Upon completion of our evaluation of the purchase price allocations, we expect that the average life of the assets should approximate 15 years.
(2) As of March 31, 2000, we had closed on 1,180 of the 2,100 towers included in the AirTouch lease agreement, paid $449.5 million in cash and issued 3.0 million warrants to purchase shares of our Class A common stock at a price of $22.00 per share. We have valued the warrants at approximately $42.0 million. The warrants vest based on the percentage of towers closed to total towers in the lease agreement (2,100 towers). We estimate we will pay total consideration of approximately $368.9 million in cash to close on the remaining 920 towers.
(3) As of March 31, 2000, we had closed on 1,440 of the 1,942 towers included in the AT&T purchase agreement and paid $220.1 million in cash. We estimate we will pay approximately $42.1 million in cash to close on the remaining 500 towers; two towers will not be purchased.

  (b) To record the sale of 12.5 million shares of Class A common stock resulting in net proceeds of $513.6 million.

                           AMERICAN TOWER CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          Year Ended December 31, 1999
                     (in thousands, except per share data)

                                     Adjustments for Pro Forma for Adjustments
                                        Pro Forma      Pro Forma     for Our      Pro Forma for
                          Historical Transactions(a) Transactions     Sale          Our Sale
                          ---------- --------------- ------------- -----------    -------------
Operating revenues......   $258,081     $ 118,654      $ 376,735                    $ 376,735
Operating expenses
 excluding depreciation
 and amortization,
 development and
 corporate general and
 administrative
 expense................    155,857        79,391        235,248                      235,248
Depreciation and
 amortization...........    132,539       107,931        240,470                      240,470
Development expense.....      1,607                        1,607                        1,607
Corporate general and
 administrative
 expense................      9,136         2,800         11,936                       11,936
                           --------     ---------      ---------    --------        ---------
Loss from operations....    (41,058)      (71,468)      (112,526)                    (112,526)
                           --------     ---------      ---------    --------        ---------
Other (income) expense:
 Interest expense.......     27,492        81,370        108,862    $(41,085)(h)       67,777
 Interest income and
  other, net............    (19,551)                     (19,551)                     (19,551)
 Minority interest in
  net earnings of
  subsidiaries..........        142                          142                          142
                           --------     ---------      ---------    --------        ---------
Total other expense
 (income)...............      8,083        81,370         89,453     (41,085)          48,368
                           --------     ---------      ---------    --------        ---------
(Loss) income before
 income taxes and
 extraordinary loss.....    (49,141)     (152,838)      (201,979)     41,085         (160,894)
Benefit (provision) for
 income taxes(b)........       (214)       60,533         60,319     (16,434)          43,885
                           --------     ---------      ---------    --------        ---------
(Loss) income before
 extraordinary loss.....   $(49,355)    $ (92,305)     $(141,660)   $ 24,651        $(117,009)
                           ========     =========      =========    ========        =========
Basic and diluted loss
 per common share before
 extraordinary loss.....   $  (0.33)          N/A      $   (0.91)        N/A        $   (0.70)
                           ========     =========      =========    ========        =========
Basic and diluted common
 shares outstanding(c)..    149,749         5,673        155,422      12,500          167,922
                           ========     =========      =========    ========        =========


      See Notes to Unaudited Pro Forma Condensed Consolidated Statement of
                                  Operations.

                          NOTES TO UNAUDITED PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

   The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1999 gives effect to the pro forma transactions and to our sale of 12.5 million shares, as if each of them had occurred on January 1, 1999. See "American Tower--Recent Developments--Completed transactions" under "Prospectus Supplement Summary" on page S-4 for a description of certain pro forma transactions and our historical financial statements incorporated by reference for a description of the other pro forma transactions. We have not adjusted the pro forma condensed consolidated statement of operations to reflect exchanges of our convertible notes for shares of our Class A common stock in May and June 2000. See "American Tower--Recent Developments--Financing transactions" under "Prospectus Supplement Summary" on page S-6 for a description of those exchanges.

(a) To record the results of operations for the pro forma transactions. We have adjusted the results of operations to: (1) reverse historical interest expense associated with the companies or assets included in the pro forma transactions, and (2) record an increase of net interest expense of $81.4 million for the year ended December 31, 1999 as a result of the increased debt, after giving effect to our February 1999 equity financings and our private notes placements in October 1999 and February 2000. Debt discount is being amortized using the effective interest method. Debt issuance costs are being amortized on a straight line basis over the term of the obligations. Amortization of debt discount and issuance costs are included within interest expense.

  We have also adjusted the results of operations to reverse historical depreciation and amortization expense associated with the companies or assets included in the pro forma transactions of $18.8 million and recorded depreciation and amortization expense of $107.9 million for the year ended December 31, 1999 based on estimated allocations of purchase prices. With respect to unallocated purchase price, we have determined pro forma depreciation and amortization expense based on an expected average life of 15 years.

  We have not carried forward certain corporate general and administrative expense of the prior owners into the pro forma condensed consolidated financial statements. These costs represent duplicative facilities and compensation to owners and/or executives we did not retain, including charges related to the accelerated vesting of stock options and bonuses that were directly attributable to the purchase transactions. Because we already maintain our own separate corporate headquarters, which provides services substantially similar to those represented by these costs, we do not expect them to recur following the acquisition. After giving effect to an estimated $2.8 million of incremental costs, we believe that we have existing management capacity sufficient to provide the services without incurring additional incremental costs.

The following table sets forth the detail for the pro forma transactions for the year ended December 31, 1999 (in thousands).

                    Omni
                   America  TeleCom   February      ICG     UNIsite    AirTouch       AT&T        Notes        Pro Forma
                   Merger    Merger   Offerings Transaction  Merger   Transaction  Transaction  Placements    Adjustments
                   -------  --------  --------- ----------- --------  -----------  -----------  ----------    -----------
Operating
 revenues........  $12,246  $  2,029              $41,756   $  8,018    $51,566(d)   $ 3,039(e)
Operating
 expenses
 excluding
 depreciation and
 amortization,
 and corporate
 general and
 administrative
 expenses........   12,257       549               32,256      7,234     19,400(f)     7,695(f)
Depreciation and
 amortization....    2,372     1,201               10,719      4,539                                           $  89,100
Corporate general
 and
 administrative
 expense.........    2,882    10,173                  321      8,580                                             (19,156)
                   -------  --------   -------    -------   --------    -------      -------     --------      ---------
(Loss) income
 from
 operations......   (5,265)   (9,894)              (1,540)   (12,335)    32,166       (4,656)                    (69,944)
Other (income)
 expense:
 Interest
  expense, net...      746       521   $(1,499)       802      8,078                             $(17,031)(g)     89,753
 Interest
  income.........      (14)                                   (1,021)                                              1,035
 Other, net......      816      (106)                  22     (4,026)                                              3,294
                   -------  --------   -------    -------   --------    -------      -------     --------      ---------
(Loss) income
 before income
 taxes and
 extraordinary
 loss............  $(6,813) $(10,309)  $ 1,499    $(2,364)  $(15,366)   $32,166      $(4,656)    $ 17,031      $(164,026)
                   =======  ========   =======    =======   ========    =======      =======     ========      =========
                      Total
                   Adjustments
                     for Pro
                      Forma
                   Transactions
                   ------------
Operating
 revenues........   $  118,654
Operating
 expenses
 excluding
 depreciation and
 amortization,
 and corporate
 general and
 administrative
 expenses........       79,391
Depreciation and
 amortization....      107,931
Corporate general
 and
 administrative
 expense.........        2,800
                   ------------
(Loss) income
 from
 operations......      (71,468)
Other (income)
 expense:
 Interest
  expense, net...       81,370
 Interest
  income.........
 Other, net......
                   ------------
(Loss) income
 before income
 taxes and
 extraordinary
 loss............   $(152, 838)
                   ============

-------------------
(b) To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate. The actual effective tax rate may be different once we determine the final allocation of purchase price.

(c) Includes shares of Class A common stock issued pursuant to: the OmniAmerica merger--16.8 million, the TeleCom merger--3.9 million and our February offerings--26.2 million.

(d) Includes additional revenues calculated on a straight-line basis in accordance with terms stipulated in the AirTouch lease agreement, assuming all 2,100 towers are subleased. Approximately $3.5 million of existing third-party lease revenues has not been included.

(e) Includes additional revenues recognized on a straight-line basis in accordance with terms stipulated in the AT&T and AT&T Wireless Services lease agreements, assuming the acquisition of all 1,942 towers. Approximately $7.6 million of existing third-party lease revenues has not been included.

(f) The towers involved in each of these acquisitions were operated as part of the wireless service divisions of AirTouch and AT&T. Accordingly, separate financial records were not maintained and financial statements were never prepared for the operation of these towers. In addition to land leases that we will assume, we have estimated certain operating expenses we would expect to incur based on our own experience with comparable towers. Such estimates include expenses related to utilities, repairs and maintenance, insurance and real estate taxes. These operating expenses are based on management's best estimate and, as such, the actual expenses may be different than the estimate we have presented.

(g) $5,616,000 is attributable to our October private notes placement and $11,415,000 is attributable to our February private notes placement.

(h) To record a reduction in interest expense as a result of the use of proceeds from our sale of 12.5 million shares of Class A common stock. For purposes of the adjustments, we have used an interest rate of 8%.

                           AMERICAN TOWER CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                       Three Months Ended March 31, 2000
                     (in thousands, except per share data)

                                      Adjustments for Pro Forma for Adjustments
                                         Pro Forma      Pro Forma     for Our       Pro Forma for
                          Historical  Transactions(a) Transactions     Sale           Our Sale
                          ----------  --------------- ------------- -----------     -------------
Operating revenues......  $ 115,517      $   8,484      $124,001                      $124,001
Operating expenses
 excluding depreciation
 and amortization,
 development and
 corporate general and
 administrative
 expenses...............     79,708          4,449        84,157                        84,157
Depreciation and
 amortization...........     55,198         14,988        70,186                        70,186
Development expense.....        988                          988                           988
Corporate general and
 administrative
 expense................      3,431                        3,431                         3,431
                          ---------      ---------      --------     --------         --------
Loss from operations....    (23,808)       (10,953)      (34,761)                      (34,761)
                          ---------      ---------      --------     --------         --------
Other (income) expense:
  Interest expense......     32,150         10,501        42,651     $(10,243) (f)      32,408
  Interest income and
   other, net...........     (2,586)                      (2,586)                       (2,586)
  Interest income TV
   Azteca, net of
   interest expense of
   $160 (related
   party)...............     (2,308)                      (2,308)                       (2,308)
Minority interest in net
 earnings of
 subsidiaries...........         36                           36                            36
                          ---------      ---------      --------     --------         --------
Total other (income)
 expense................     27,292         10,501        37,793      (10,243)          27,550
                          ---------      ---------      --------     --------         --------
(Loss) income before
 income taxes and
 extraordinary losses...    (51,100)       (21,454)      (72,554)      10,243          (62,311)
Benefit (provision) for
 income taxes(b)........     13,440          7,635        21,075       (4,097)          16,978
                          ---------      ---------      --------     --------         --------
(Loss) income before
 extraordinary losses...  $ (37,660)     $ (13,819)     $(51,479)    $  6,146         $(45,333)
                          =========      =========      ========     ========         ========
Basic and diluted loss
 per common share before
 extraordinary losses...  $   (0.24)           N/A      $  (0.33)         N/A         $  (0.27)
                          =========      =========      ========     ========         ========
Basic and diluted common
 shares outstanding.....    156,515            N/A       156,515       12,500          169,015
                          =========      =========      ========     ========         ========


      See Notes to Unaudited Pro Forma Condensed Consolidated Statement of
                                  Operations.

                          NOTES TO UNAUDITED PRO FORMA

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

   The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2000 gives effect to the pro forma transactions and to our sale of 12.5 million shares, as if each of them had occurred on January 1, 2000. See "American Tower--Recent Developments-- Completed transactions" under "Prospectus Supplement Summary" on page S-4 for a description of certain pro forma transactions and see our historical financial statements incorporated by reference for a description of the other pro forma transactions. We have not adjusted the pro forma condensed consolidated statement of operations to reflect exchanges of our convertible notes for shares of our Class A common stock in May and June. See "American Tower--Recent Developments--Financing transactions" under "Prospectus Supplement Summary" on page S-6 for a description of those exchanges.

(a) To record the results of operations for the pro forma transactions. We have adjusted the results of operations to record an increase in net interest expense of $10.5 million for the three months ended March 31, 2000 as a result of the increased debt after giving effect to the proceeds of the February 2000 notes placement. Debt issuance costs are being amortized on a straight-line basis over the term of the obligation. Amortization of issuance costs are included within interest expense.

  We have also adjusted the results of operations to record additional depreciation and amortization expense of $15.0 million for the three months ended March 31, 2000 based on estimated allocations of purchase prices. With respect to unallocated purchase price, we have determined pro forma depreciation and amortization expense based on an expected average life of 15 years.


  The table below sets forth the detail for the pro forma transactions for the three months ended March 31, 2000 (in thousands). The UNIsite operations for the 12 day period ended January 12, 2000 (acquisition closed January 13, 2000) have been excluded from the three month period ended March 31, 2000 pro forma statement of operations due to immateriality.

                                                                                   Total
                                                                              Adjustments for
                          AirTouch       AT&T      February 2000   Pro Forma     Pro Forma
                         Transaction  Transaction Notes Placement Adjustments  Transactions
                         -----------  ----------- --------------- ----------- ---------------
Operating revenues......   $7,753(c)     $ 731(d)                                $  8,484
Operating expenses
 excluding depreciation
 and amortization and
 corporate general and
 administrative
 expense................    2,949(e)     1,500(e)                                   4,449
Depreciation and
 amortization...........                                           $ 14,988        14,988
                           ------        -----                     --------      --------
Income (loss) from
 operations.............    4,804         (769)                     (14,988)      (10,953)
Other (income) expense:
  Interest expense,
   net..................                              $(1,439)       11,940        10,501
                           ------        -----        -------      --------      --------
Income (loss) before
 income taxes and
 extraordinary losses...   $4,804        $(769)       $ 1,439      $(26,928)     $(21,454)
                           ======        =====        =======      ========      ========

---------------------

(b) To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate. The actual effective tax rate may be different once we determine the final purchase price allocations.

(c) Includes additional revenues recognized on a straight-line basis in accordance with terms stipulated in the AirTouch lease agreement. Approximately $3.5 million of annual existing third-party lease revenues has not been included.

(d) Includes additional revenues recognized on a straight-line basis in accordance with terms stipulated in the AT&T and AT&T Wireless Services lease agreements. Approximately $7.6 million of annual existing third-party lease revenues has not been included.

(e) The towers involved in each of these acquisitions were operated as part of the wireless service divisions of AirTouch and AT&T. Accordingly, separate financial records were not maintained and financial statements were never prepared for the operation of these towers. In addition to land leases that we will assume, we have estimated certain operating expenses we would expect to incur based on our own experience with comparable towers. Such estimates include expenses related to utilities, repairs and maintenance, insurance and real estate taxes. These operating expenses are based on management's best estimate and, as such, the actual expenses may be different than the estimate we have presented.

(f) To record a reduction in interest expense as a result of the use of proceeds from our sale. For purposes of the adjustments we have used an interest rate of 8%.

                                  UNDERWRITING

   Lehman Brothers Inc. agreed on June 22, 2000 to purchase 12.5 million shares of Class A common stock at the price indicated on the cover page of this prospectus supplement.

   We have granted to Lehman Brothers Inc. an option, expiring at the close of business on the 30th day after the date of this prospectus supplement to purchase an aggregate of up to 1,875,000 additional shares of Class A common stock at $41.125 per share. The underwriter may exercise that option only to cover over-allotments in the sale of shares of Class A common stock.

   Lehman Brothers Inc. will offer the 12.5 million shares of common stock for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of both methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Lehman Brothers Inc. may do so by selling the 12.5 million shares of common stock to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from Lehman Brothers Inc. and/or the purchasers of the 12.5 million shares of common stock for whom it may act as agent. Lehman Brothers Inc. and any broker/dealers that participate with the underwriter in the distribution of the 12.5 million shares of common stock may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the 12.5 million shares of common stock by them may be deemed to be underwriting discounts or commissions.

   We have agreed that, for a period of 45 days after the date of this prospectus supplement, we will not, without the prior written consent of Lehman Brothers Inc.:

  . offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to any additional shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of Class A common stock, or

  . disclose the intention to make any such offer, sale, pledge, disposal or filing.

   Lehman Brothers Inc. has allowed certain exceptions to these restrictions.

   Our officers, directors, the stockholders selling to Lehman Brothers Inc. in Rule 144 transactions and certain other holders of our common stock have agreed that for a period of 45 days from the date of this prospectus supplement they will not, without, in each case, the prior written consent of Lehman Brothers
Inc.:

  . offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A common stock or other capital stock, other securities substantially similar to any of the foregoing or securities convertible for or exchangeable or exercisable for any of the foregoing, or

  .  enter into a transaction which would have the same effect, or

  . enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Class A common stock or any other securities referenced above, whether any such aforementioned transaction is to be settled by delivery of those shares or other securities, in cash or otherwise, or

  . publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any of those transactions, swaps, hedges or other arrangements.

   Lehman Brothers Inc. may engage in over-allotment, covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

  . Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriter.

  . Covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed in order to cover short positions.

  . Penalty bids permit the underwriter to reclaim a selling concession from a broker/dealer when our Class A common stock originally sold by such broker/dealer is purchased in a stabilizing transaction or a covering transaction to cover short positions.

   These covering transactions and penalty bids may cause the price of our Class A common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

   The underwriter has participated as a representative in our public equity offerings in July 1998 and February 1999 and as an initial purchaser in our private notes placements in October 1999 and February 2000. Lehman Brothers Inc. has also performed other financial advisory work for us.

   We have agreed to indemnify the underwriter against certain liabilities under the Securities Act of 1933.

   Our Class A common stock is traded on the NYSE under the symbol "AMT."

                             VALIDITY OF THE SHARES

   The validity of the shares of Class A common stock to be sold by us will be passed upon for us by Sullivan & Worcester LLP, Boston, Massachusetts, and for the underwriter by Sullivan & Cromwell, New York, New York. Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, is the owner of 11,000 shares of Class A common stock and 41,490 shares of Class B common stock and has options to purchase 20,000 shares of Class A common stock at $10.00 per share and 25,000 shares of Class A common stock at $23.81 per share. Mr. Bikales and other partners and associates of that firm serve as secretary or assistant secretaries of us and certain of our subsidiaries.

                                  PROSPECTUS

                                $1,000,000,000

                           [LOGO OF AMERICAN TOWER]
                          American Tower Corporation

             Debt Securities, Preferred Stock, Depositary Shares,
                       Class A Common Stock and Warrants

                                 ------------

   We may from time to time offer:

  .  debt securities,

  .  shares of our preferred stock,

  . fractional shares of our preferred stock in the form of depositary shares,

  .  shares of our Class A common stock, or

  .  warrants to purchase any of these securities.

   The securities we offer will have an aggregate public offering price of up to $1,000,000,000.

   We will show the particular securities we offer and their specific terms in a supplement to this document. In each case we would describe the type and amount of securities we are offering, the initial public offering price, and the other terms of the offering.

   Our Class A common stock is listed on the New York Stock Exchange under the symbol "AMT." We will make application to list any shares of Class A common stock sold pursuant to a supplement to this prospectus on the NYSE. We have not determined whether we will list any of the other securities we may offer on any exchange or over-the-counter market. If we decide to seek listing of any securities, the supplement will disclose the exchange or market.

   Investing in our securities involves risks. See "Risk Factors" beginning on page 2.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   We may offer the securities directly, through agents designated from time to time by us or to or through underwriters or dealers. We will show in a supplement the names of any agents or underwriters involved in the sale of any securities. We will also describe any applicable purchase price and fee or commission or discount arrangement between or among us and/or them. See "Plan of Distribution" on page 26. We may not sell any securities without delivery of a supplement describing the method and terms of the offering of the securities.

   Our principal place of business is 116 Huntington Avenue, Boston, Massachusetts 02116 and our telephone number is (617) 375-7500.

                 The date of this prospectus is June 22, 2000

                                 ------------

                               TABLE OF CONTENTS

                                 ------------

About This Prospectus.......................................................  (i)
Cautionary Note Regarding Forward-Looking Statements........................  (i)
American Tower..............................................................   1
Risk Factors................................................................   2
Ratio of Earnings to Fixed Charges..........................................   6
Use of Proceeds.............................................................   6
Description of Certain Indebtedness.........................................   7
Description of Debt Securities..............................................   9

Description of Capital Stock................................................  15
Description of Depositary Shares............................................  21
Description of Warrants.....................................................  25
Plan of Distribution........................................................  26
Validity of the Offered Securities..........................................  27
Experts.....................................................................  27
Where You Can Find More Information.........................................  27
Documents Incorporated By Reference.........................................  28

   You should rely only on the information incorporated by reference or provided in this document. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $1.0 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" on page 27 and "Documents Incorporated By Reference" on page 28.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We have made and incorporated by reference forward-looking statements in this document. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements contained regarding matters that are not historical facts. For example, when we use the words believe, expect, anticipate or similar expressions, we are making forward-looking statements. Forward-looking statements include statements concerning:

  .  the outcome of our growth strategy,

  .  future results of operations,

  .  liquidity and capital expenditures,

  .  construction and acquisition activities,

  . debt levels and the ability to obtain financing and make payments on our debt,

  . regulatory developments and competitive conditions in the communications site and wireless carrier industries,

  . projected growth of the wireless communications and wireless carrier industries,

  .  dependence on demand for satellites for Internet data transmission, and

  .  general economic conditions.

   Our forward-looking statements are subject to risks and uncertainties. You should note that many factors, some of which are discussed elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results to differ materially from those expressed in our forward-looking statements. For a discussion of some of these factors, please read carefully the information under "Risk Factors" beginning on page 2. We are not required to release publicly the results of any revisions to these forward-looking statements we may make to reflect future events or circumstances.

                                 AMERICAN TOWER

   We are a wireless communications and broadcast infrastructure company operating in three business segments.

  . We operate a leading network of communications towers and are the largest independent operator of broadcast towers in North America. Giving effect as of June 1, 2000 to our pending transactions, we have approximately 10,600 multi-user sites in the United States, Mexico and Canada, including approximately 300 broadcast tower sites.

  . We provide comprehensive network development services for wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of radio frequency engineering, network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction, component part sales and antenna installation.

  . We provide domestic and international satellite and Internet protocol network transmission services worldwide. We own and operate more than 160 antennas accessing most major satellite systems from U.S. teleport locations in Arizona, California, Massachusetts, New Jersey, Texas, Washington state and Washington, D.C.

   We estimate that our three business segments accounted for the following percentages of pro forma 1999 operating revenues:

  .  Rental and management--53.0%,

  .  Network development services--27.0%, and

  .  Satellite and Internet protocol network transmission services--20.0%.

                                  RISK FACTORS

   You should consider carefully the following factors and other information in this prospectus before deciding to invest in our securities.

If we cannot keep raising capital, our growth will be impeded.

   Without additional capital, we would need to curtail our acquisition and construction programs. We expect to use borrowed funds to satisfy most of our capital needs. However, we must continue to satisfy financial ratios and to comply with financial and other covenants in order to do so. If our revenues and cash flow do not meet expectations, we may lose our ability to borrow money. These same factors, as well as market conditions beyond our control, could make it difficult or impossible for us to sell securities as an alternative to borrowing.

Meeting payments on our large debt could be a burden to us.

   Our high debt level makes us vulnerable to downturns in our operations. This high debt level requires us to use most of our cash flow to make interest and principal payments. If we do not generate sufficient cash flow through our operations to make interest and principal payments, we may be forced to sell debt or equity securities or sell some of our core assets. This could be harmful to our business and our securityholders. Market conditions or our own financial situation may require us to make these sales on unattractive terms.

Demand for tower space may be beyond our control.

   Many of the factors affecting the demand for tower space, and therefore our cash flow, are beyond our control. Those factors include:

  .  consumer demand for wireless services,

  . the financial condition of wireless service providers and their preference for owning or leasing antennae sites,

  . the growth rate of wireless communications or of a particular wireless segment,

  . the number of wireless service providers in a particular segment, nationally or locally,

  .  governmental licensing of broadcast rights,

  .  zoning, environmental and other government regulations, and

  .  technological changes.

   Roaming and resale arrangements could also adversely affect demand. These arrangements enable a wireless service provider to serve customers outside its license area through agreements with other providers. Wireless providers might consider roaming and resale arrangements preferable to leasing antennae space.

New tower construction, particularly build-to-suit projects, involves uncontrollable risks and increasing competition.

   Our increasing focus on major build-to-suit projects for wireless service providers entails several unique risks. First is our greater dependence on a limited number of customers. In addition, although we have the benefit of an anchor tenant in build-to-suit projects, we may not be able to find a sufficient number of additional tenants. In fact, one reason wireless service providers may prefer build-to-suit arrangements is to share or escape the costs of an undesirable site. A site may be undesirable because it has high construction costs or other providers may consider it a poor location.

   Our expanded construction activities also involve other substantial risks. These risks include:

  .  increasing our debt and the amount of payments on that debt,

  .  uncontrollable risks that could delay or increase the cost of a project,

  . increasing competition for construction sites and experienced tower construction companies, resulting in significantly higher costs and failure to meet time schedules,

  . failure to meet time schedules that could result in our paying significant penalties to prospective tenants, particularly in build-to-suit situations, and

  . possible lack of sufficient experienced personnel to manage an expanded construction program.

   We cannot control the main factors that can prevent, delay or increase the cost of construction. These factors include:

  .  zoning and local permitting requirements,

  .  environmental group opposition,

  . availability of skilled construction personnel and construction equipment,

  .  adverse weather conditions, and

  .  federal regulations.

Our acquisition strategy involves increasing acquisition costs, high debt levels and potential management and integration issues.

   Increased competition, which we believe will continue, has resulted in substantially higher acquisition costs, particularly for towers being sold by wireless service providers. These prices, in turn, result in high debt and debt service requirements. Equally important, the increased size of our acquisitions from wireless service providers could create problems we have not faced in the past. These include:

  .  dependence on a limited number of customers,

  . lease and control provisions more favorable to the wireless service provider than those we give our tenants generally,

  .  integration of major national networks into our operational systems,

  . demands on managerial personnel that could divert their attention from other aspects of our business, and

  . potential antitrust constraints, either in local markets or on a regional or national basis, that could impede future acquisitions or require selective divestitures at unfavorable prices.

   An additional risk we face when acquiring large numbers of towers in one transaction is that some of these towers may have limited marketing potential. For example, towers may not be marketable because of location.

Covenants in our credit facilities could impede our growth strategy and restrict our ability to pay interest on or redeem our notes.

   Our growth strategy may be impaired by restrictive covenants in our credit facilities. The most significant of these covenants impose limits on our aggregate borrowings, including in the case of the parent company, the type and amount of borrowings. We are also required to meet certain financial ratios and comply with all of the financial and other covenants in order to borrow funds. Certain types of acquisitions and investments in other companies are limited. Events beyond our control may affect our ability to meet these requirements. If these covenants restrict our ability to borrow funds, acquisitions and construction will be impeded.

   Our credit facilities also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and prohibit those dividends and other distributions during periods of default. Since we are a holding company, with no independent operations, we are dependent on our subsidiaries for funds to pay interest and principal on our notes, including any debt securities we offer pursuant to this prospectus. In addition, our credit facilities require us to invest 100% of all debt and equity offerings, public or private, in our borrower subsidiaries.

   Our existing credit facilities prohibit us from redeeming or repurchasing any debt or equity securities for cash. This will probably require us to elect to repurchase currently outstanding notes with Class A common stock on the repurchase dates and to obtain lender consent in order to repurchase currently outstanding notes upon any change in control. This same limitation could impact our ability to redeem or repurchase any securities we may offer pursuant to this prospectus.

We are dependent on key personnel and would be hurt if they leave.

   The loss of our chief executive officer, Steven B. Dodge, and other executive officers has a greater likelihood of having a material adverse effect upon us than it would on most other companies of our size. Our growth strategy is highly dependent on the efforts of Mr. Dodge and our other executive officers. Our ability to raise capital is dependent in part on the reputation of Mr. Dodge. You should be aware that we have not entered into employment agreements with Mr. Dodge or most of our other executive officers. We may not be able to retain our executive officers, including those with employment agreements, or other key personnel or prevent them from competing with us if they did leave.

Expanding operations into foreign countries could create certain operational and financial risks.

   Our recent expansion into Canada and Mexico, and other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have made a substantial loan to a Mexican company and are committed to construct a sizable number of towers in that country. We have also invested in a Canadian joint venture that intends to acquire and construct towers in that country. We may engage in comparable transactions in other countries. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences that could impair management control and operations.

New technologies could make our tower antenna leasing services less desirable to potential tenants.

   Mobile satellite systems and other new technologies could compete with land-based wireless communications systems, thereby reducing the demand for tower lease space and other services we provide. The Federal Communications Commission has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse affect on our operations.

   The development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, may reduce the need for tower-based broadcast transmission and hence demand for our antenna space. The growth in delivery of video services by direct broadcast satellites could also adversely affect demand for our antenna space.

Demand for teleport services is subject to technological, competitive and regulatory factors beyond our control.

   Demand for teleport services by its primary historical base of video customers has been diverted to fiber optic transmission services in some instances. Teleport transmission services for Internet-related entities, however, have increased. Revenues from these new technologies may not continue to grow and may decline if other forms of transmission, fiber optic or otherwise, are introduced. In addition, our teleport satellite operations are dependent upon maintaining valid FCC licensing.

We could be harmed if perceived health risks from radio emissions are substantiated.

   If a connection between radio emissions and possible negative health effects, including cancer, were established, we would be materially and adversely affected. The results of several substantial studies by the scientific community in recent years have been inconclusive. The FCC and an industry association have recently undertaken a new study to determine if radio emissions involve health risks. We and the lessees of antennae sites on our towers are subject to government regulations relating to radio frequency emissions. We do not maintain any significant insurance with respect to these matters.

Pro forma financial information is based on estimates and assumptions and may not be indicative of actual future results.

   Our actual future results could vary materially and adversely from those reflected in the pro forma financial information we have incorporated by reference in this prospectus. That information is based upon a number of assumptions we believe to be reasonable. However, our two most significant acquisitions, the AirTouch and AT&T transactions, do not involve the acquisition of businesses. The towers involved in those acquisitions were operated as part of the wireless service divisions of AirTouch and AT&T. Those companies did not maintain extensive separate financial records or prepare financial statements for the operation of those towers. We have, however, compiled certain revenue and expense data of those towers in the pro forma information incorporated by reference in this document. In the case of certain expenses, we have estimated amounts based on both the limited information provided by the carriers and our own experience with comparable towers. Neither our auditors, AirTouch's auditors nor AT&T's auditors have expressed any opinion or provided any form of assurance with respect to AirTouch's or AT&T's historical data presented in the unaudited pro forma financial information.

We could have liability under environmental laws.

   Under various federal, state and local environmental laws, we, as an owner, lessee or operator of real estate, may be liable for the substantive costs of remediating soil and groundwater contaminated by hazardous wastes. Some of these laws impose responsibility and liability on us even if we did not cause the contamination or even know about it. Almost all of the towers we own and operate, other than roof top towers, are located on parcels of land, which could result in substantial environmental liability. Our liability often will continue even if we sell the property.

The debt will effectively rank junior to secured debt under our credit facilities.

   Our payment of principal and interest on any debt we may issue will effectively rank junior to all existing and future debt under our credit facilities. This is so because the debt under our credit facilities is issued or guaranteed by our subsidiaries and secured by their assets. We have also guaranteed that debt and secured our guaranty with our assets, including the stock of our subsidiaries. Any debt we issue will also effectively rank junior to all other existing and future debt of our subsidiaries. As a result, in the event of our insolvency, liquidation or reorganization, or should any of that debt be accelerated because of a default, we must pay that debt in full before we can make any payment on any debt we may sell publicly.

No trading market may exist for any offered securities other than Class A common stock.

   No trading market for any offered securities other than Class A common stock may exist and one may never develop. Accordingly, you may not be able to sell those securities or sell them at an acceptable price. If a market were to develop, those offered securities could trade at prices that may be higher or lower than your purchase price depending on many factors, including prevailing interest rates, our operating results, the market for similar securities, and, if those securities are convertible, exchangeable or warrants, the market price of the Class A common stock. We do not intend to list any offered securities other than Class A common stock on any securities exchange or to seek approval for quotation through any automated quotation system. One or more of the managing underwriters, if any, may decide to make a market in the those offered securities. They would not, however, be obligated to do so and may discontinue market making at any time. Therefore, any liquidity may disappear and those offered securities may not be readily marketable.

Control by our principal stockholders could deter mergers where you could get more than current market price for your stock.

   Control by Mr. Dodge and others may have the effect of discouraging a merger or other takeover of our company in which holders of common stock may be paid a premium for their shares over then-current market prices. Mr. Dodge, together with a limited number of our directors, may be able to control or block the vote on mergers and other matters submitted to the common stockholders.

Our common stock does not pay dividends.

   We have never paid a dividend on our common stock and do not expect to pay cash dividends in the foreseeable future. In addition, our credit facilities effectively restrict the payment of cash dividends or other distributions and the repurchase, redemption or other acquisition of equity securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

   For purposes of calculating this ratio, earnings consist of loss before income taxes and extraordinary losses and fixed charges. Fixed charges consist of capitalized interest, interest expense, amortization of debt discount and related issuance costs and the component of rental expense that management believes to be representative of the interest factor on that expense. For the year ended December 31, 1998, interest expense included redeemable preferred stock dividends of $3.1 million. We have not paid dividends on preferred stock in any other period listed below. For each of the periods listed below, our ratio of earnings to fixed charges was less than 1.0:1. We had a deficiency in earnings to fixed charges in each period as follows (amounts in thousands):

                          Period                                            Deficiency
                          ------                                            ----------
   Period from July 17, 1995 (incorporation) to December 31, 1995..........  $   184
   Year ended December 31, 1996............................................      434
   Year ended December 31, 1997............................................    2,507
   Year ended December 31, 1998............................................   43,844
   Year ended December 31, 1999............................................   52,520
   Three months ended March 31, 2000.......................................   53,595

                                USE OF PROCEEDS

   We expect to use net proceeds from the sale of the securities offered by us primarily to finance construction and acquisitions. We also expect to use those proceeds to finance general working capital requirements, including repayment from time to time of borrowings under our credit facilities. Any borrowings so repaid may be available in the future to finance construction and acquisitions and other general corporate purposes. We intend to continue actively seeking construction and acquisition prospects, including acquisitions of companies outside of the United States engaged in businesses related to the tower communications business in which we are not presently engaged.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

   The description below summarizes the more important terms of our borrowing arrangements, as currently in effect. We refer to these as the credit facilities. We have previously filed copies of the loan agreement governing the credit facilities with the SEC. See "Where You Can Find More Information" on page 27. You should refer to that agreement for the complete terms of the credit facilities. Capitalized words used in the description below have specialized meanings defined in that agreement.

   Several of our principal operating subsidiaries have borrowed and expect to continue to borrow under the credit facilities. We refer to those borrowers collectively as the borrower subsidiaries. The lenders have committed to fund up to $2.0 billion of loans under the credit facilities. The credit facilities also contemplate possible additional borrowings of up to $500.0 million, although the lenders are not committed to fund those borrowings. Borrowings under the credit facilities are limited by (a) the cash flow of the borrower subsidiaries and the Restricted Subsidiaries, (b) their construction costs of Developing Towers, and (c) the aggregate number of Developing Towers and AirTouch towers we acquire.

   The credit facility is made up of three separate types of loans:

  . a $650.0 million reducing revolving credit facility maturing on June 30, 2007,

  .  an $850.0 million multiple-draw term loan maturing on June 30, 2007, and

  .  a $500.0 million term loan maturing on December 31, 2007.

   We are required to reduce the revolving credit commitments and to amortize the term loans quarterly, commencing March 31, 2003, in increasing amounts designed to repay the loans by maturity. We are also required to repay the loans, and reduce the commitments, out of the proceeds of asset sales and sales of equity or debt securities, by us or our subsidiaries, and out of cash flow. We can repay the loans voluntarily at any time, without penalty.

   We may incur indebtedness under the credit facilities for acquisitions, construction and other capital expenditures, working capital and general corporate purposes.

   The credit facilities require compliance with financial coverage ratios that measure Annualized Operating Cash Flow against Total Debt, Interest Expense, Pro Forma Debt Service and Fixed Charges. The credit facilities contain other financial and operational covenants and other restrictions with which the borrower subsidiaries and the Restricted Subsidiaries must comply, whether or not there are any borrowings outstanding. These include restrictions on indebtedness, liens, capital expenditures, investments in Unrestricted Subsidiaries, certain types of acquisitions, not including towers and communications sites, and the ability of the borrower subsidiaries and the Restricted Subsidiaries to pay dividends or make other distributions.

   The credit facilities include two events of default that restrict us as the parent company:

  . we cannot have any Indebtedness for Money Borrowed outstanding other than (a) the convertible notes issued in October 1999 and February 2000, and (b) other Indebtedness for Money Borrowed in an aggregate amount not to exceed $500.0 million and containing certain terms, and

  . we are required to invest the net cash proceeds of any issue of Capital Stock (other than pursuant to permitted acquisitions and up to $2.0 million under stock option plans) or Indebtedness as equity in the borrower subsidiaries.

   Our permitted Indebtedness for Money Borrowed must (a) be unsecured, (b) have no scheduled payments of principal prior to June 30, 2008, (c) have no required cash payments of interest and (d) have other terms and conditions reasonably satisfactory to the Majority Lenders.

   We and the Restricted Subsidiaries have guaranteed all of the loans. We have secured the loans by liens on substantially all assets of the borrower subsidiaries and the Restricted Subsidiaries and all outstanding capital stock and other debt and equity interests of our direct and indirect subsidiaries.

Convertible Notes

   In October 1999, we issued 6.25% Convertible Notes due 2009 in an aggregate principal amount of $300.0 million and 2.25% Convertible Notes due 2009 at an issue price of $300.1 million, representing 70.52% of their principal amount at maturity of $425.5 million. In February 2000, we issued 5.00% Convertible Notes due 2010 in an aggregate principal amount of $450.0 million. We will accrete each year as interest expense in our financial statements the difference between the issue price and the principal amount at maturity of the 2.25% notes.

   The 6.25% notes are convertible into shares of Class A common stock at a conversion price of $24.40 per share. The 2.25% notes are convertible into shares of Class A common stock at a conversion price of $24.00 per share. The 5.00% notes are convertible into shares of Class A common stock at a conversion price of $51.50 per share. The conversion prices are subject to adjustment in certain customary circumstances.

   We may not redeem the 6.25% notes prior to October 22, 2002. Thereafter, we may redeem those notes, at our option, in whole or in part at a redemption price initially of 103.125% of the principal amount. The redemption price declines ratably immediately after October 15 of each following year to 100% of the principal amount in 2005. We may not redeem the 2.25% notes prior to October 22, 2003. Thereafter, we may redeem those notes, at our option, in whole or in part at increasing redemption prices designed to reflect the accrued original issue discount. We may not redeem the 5.00% notes prior to February 20, 2003. Thereafter, we may redeem those notes, at our option, in whole or in part at a redemption price initially of 102.50% of the principal amount. The redemption price declines ratably immediately after February 15 of each following year to 100% of the principal amount in 2006. We are also required to pay accrued and unpaid interest in all redemptions of any series of notes.

   Holders may require us to repurchase all or any of their 6.25% notes on October 22, 2006 at their principal amount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 2.25% notes on October 22, 2003 at those notes' issue price plus accreted original issue discount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 5.00% notes on February 20, 2007 at their principal amount, together with accrued and unpaid interest. We may, at our option, elect to pay the repurchase price of any series in cash or shares of Class A common stock, or any combination thereof. Our credit facilities restrict our ability to repurchase the convertible notes for cash.

   The indentures under which the convertible notes are outstanding do not contain any restrictions on the payment of dividends, the incurrence of debt or liens or the repurchase of our equity securities or any financial covenants. None of the notes are entitled to the benefit of any sinking fund. The 6.25% notes, the 2.25% notes and the 5.00% notes are junior to debt under our credit facilities and rank equally with each other.

                         DESCRIPTION OF DEBT SECURITIES

   The debt securities will be our unsecured direct obligations. They may be senior or subordinated indebtedness. The debt securities will be issued under one or more indentures between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. We have filed with the registration statement relating to the offered debt securities a form of indenture relating to our senior securities and a form of indenture relating to our senior subordinated securities and subordinated securities. The statements made in this prospectus relating to any indenture and the debt securities to be issued under any indenture are summaries of certain anticipated provisions of the indentures and do not purport to be complete. They are subject to, and are qualified in their entirety by reference to the indentures and the debt securities.

General

   Our senior debt securities will rank equally with other indebtedness of ours that is not subordinated. If we issue subordinated debt securities, they will be subordinated to senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally with any other subordinated indebtedness. They may, however, also be subordinated to senior subordinated securities. See "-- Subordination" on page 14.

   We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish or one or more supplemental indentures provides. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

   We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series.

   The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

  . the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities,

  .  the aggregate principal amount of the securities,

  . the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities,

  . if convertible, the initial conversion price, the conversion period and any other terms governing such conversion,

  .  the stated maturity date,

  .  any fixed or variable interest rate or rates per annum,

  .  the date from which interest may accrue and any interest payment dates,

  .  any sinking fund requirements,

  . any provisions for redemption, including the redemption price and any remarketing arrangements,

  . whether the securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies,

  . the events of default and covenants of such securities, to the extent different from those described in this prospectus,

  . whether we will issue the debt securities in certificated or book-entry form,

  . whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto,

  . whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged for the individual debt securities represented by the global security,

  . the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement,

  . whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment, and

  .  the subordination provisions, if any, relating to the debt securities.

   We may issue debt securities at less than the principal amount payable upon maturity. We refer to these securities as "original issue discount securities." If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

   Except as described under "--Merger, Consolidation or Sale of Assets" on page 11 or as may be set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

   Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

   Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

   If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

  . to the person in whose name the debt security is registered at the close of business on a special record date the applicable trustee will fix, or

  .  in any other lawful manner, all as the applicable indenture describes.

   You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an "exchange."

   You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar." It will also perform transfers.

   You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

   Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

  . If we merge out of existence or sell our assets, the other company must be a corporation, partnership or other entity organized under the laws of a State or the District of Columbia or under federal law. The other company must agree to be legally responsible for the debt securities.

  . The merger, sale of assets or other transaction must not cause a default on the debt securities. In addition, we must not already be in default, unless the merger or other transaction would cure the default. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

Events of Default and Related Matters

   Events of Default. The term "event of default" means any of the following:

  . We do not pay the principal or any premium on a debt security on its due date.

  . We do not pay interest on a debt security within 30 days of its due date.

  .  We do not deposit any sinking fund payment on its due date.

  . We remain in breach of any other term of the applicable indenture for 60 days after we receive a notice of default stating we are in breach. Either the trustee or holders of 25% of the principal amount of debt securities of the affected series may send the notice.

  . We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

  . Any other event of default described in the applicable prospectus supplement occurs.

   Remedies If an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. We call this a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

   Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

   Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

  . You must give the trustee written notice that an event of default has occurred and remains uncured.

  . The holders of at least 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

  . The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

   However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

   We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Modification of an Indenture

   There are three types of changes we can make to the indentures and the debt securities:

   Changes Requiring Your Approval. First, there are changes we cannot make to your debt securities without your specific approval. Following is a list of those types of changes:

  . change the stated maturity of the principal or interest on a debt security,

  .  reduce any amounts due on a debt security,

  . reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default,

  .  change the place or currency of payment on a debt security,

  .  impair your right to sue for payment,

  . modify the subordination provisions, if any, in a manner that is adverse to you,

  . reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture,

  . reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of an indenture or to waive certain defaults, and

  . modify any other aspect of the provisions dealing with modification and waiver of an indenture.

   Changes Requiring a Majority Vote. The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under "--Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

   Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

   Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

  . For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

  . For debt securities whose principal amount is not known, we will use a special rule for that security described in the applicable prospectus supplement. An example is if the principal amount is based on an index.

  . For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

   Debt securities are not considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. Debt securities are also not eligible to vote if they have been fully defeased as described immediately below under "--Discharge, Defeasance and Covenant Defeasance--Full Defeasance."

   We are generally entitled to set any day as a record date for the purpose of determining the holders of outstanding securities entitled to vote or take other action under an indenture. If we set a record date, only persons who are holders of outstanding securities of the applicable series on the record date may vote or take the action. Moreover, the applicable holders must vote or take the action within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time.

Discharge, Defeasance and Covenant Defeasance

   Discharge. We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

   Full Defeasance. We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you:

  . We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  . The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

  . We must deliver to the trustee a legal opinion confirming the tax law change described above.

   If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

   Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions. In order to achieve covenant defeasance, we must do the following:

  . We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  . We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

   If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

  . Any covenants applicable to the series of debt securities and described in the applicable prospectus supplement.

  .  Any subordination provisions.

  . Certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

   If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

   We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

  .  the indebtedness ranking senior to the debt securities being offered,

  . the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing,

  . the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default, and

  . provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Global Securities

   If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

                          DESCRIPTION OF CAPITAL STOCK

   The description below summarizes the more important terms of our capital stock. Because this section is a summary, it does not describe every aspect of the capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our Restated Certificate of Incorporation, as amended, including by any applicable certificates of designation. We refer to it as the restated certificate. We have incorporated by reference a copy of the restated certificate as an exhibit to the registration statement of which this prospectus is a part. This summary is subject to and qualified by reference to the description of the particular terms of your series of preferred stock described in the applicable prospectus supplement.

General

   Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share.

Preferred Stock

   General. Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock. These include:

  . the distinctive designation of each series and the number of shares that will constitute the series,

  .  the voting rights, if any, of shares of the series,

  . the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

  . the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

  . the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

  . any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

  . if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities, and

  . whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

   The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

   The following description of the preferred stock sets forth some general terms and provisions of the preferred stock to which a prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our restated certificate, including any applicable certificates of designation, and our by-laws.

   The prospectus supplement will describe the specific terms as to each issuance of preferred stock, including:

  .  the number of shares of the preferred stock offered,

  .  the offering price of the preferred stock,

  . the dividend rate, when dividends will be paid, or the method of determining the dividend rate if it is based on a formula or not otherwise fixed,

  .  the date from which dividends on the preferred stock shall accumulate,

  . the provisions for any auctioning or remarketing, if any, of the preferred stock,

  .  the provision, if any, for redemption or a sinking fund,

  .  the liquidation preference per share,

  .  any listing of the preferred stock on a securities exchange,

  . whether the preferred stock will be convertible and, if so, the security into which it is convertible and the terms and conditions of conversion, including the conversion price or the manner of determining it,

  . whether interests in the preferred stock will be represented by depositary shares as more fully described under "Description of Depositary Shares" on page 21.

  .  a discussion of federal income tax considerations,

  . the relative ranking and preferences of the preferred stock as to dividend and liquidation rights,

  . any limitations on issuance of any preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to dividend and liquidation rights,

  . any limitations on direct or beneficial ownership and restrictions on transfer, and

  . any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

   As described under "Description of Depositary Shares" on page 21, we may, at our option, elect to offer depositary shares evidenced by depositary receipts. If we elect to do this, each depositary receipt will represent a fractional interest in a share of the particular series of the preferred stock issued and deposited with a depositary. The applicable prospectus supplement will specify that fractional interest.

   Rank. Unless our board of directors otherwise determines and we so specify in the applicable prospectus supplement, we expect that the preferred stock will, with respect to dividend rights and rights upon liquidation, rank senior to all common stock.

   Dividends. Holders of preferred stock of each series will be entitled to receive cash and/or stock dividends at the rates and on the dates shown in the applicable prospectus supplement. Even though the preferred stock may specify a fixed dividend, our board of directors must declare those dividends and they may be paid only out of assets of legally available for payment. We will pay each dividend to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors. In the case of preferred stock represented by depositary receipts, the records of the depositary referred to under "Description of Depositary Shares" on page 21 will determine the persons to whom dividends are payable.

   Dividends on any series of preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. We refer to each particular series, for ease of reference, as the applicable series. Cumulative dividends will be cumulative from and after the date shown in the applicable prospectus supplement. If our board of directors fails to declare a dividend on any applicable series that is noncumulative, the holders will have no right to receive, and we will have no obligation to pay, a dividend in respect of the applicable dividend period, whether or not dividends on that series are declared payable in the future.

   If the applicable series is entitled to a cumulative dividend, we may not declare, or pay or set aside for payment, any full dividends on any other series of preferred stock ranking, as to dividends, on a parity with or junior to the applicable series, unless we declare, and either pay or set aside for payment, full cumulative dividends on the applicable series for all past dividend periods and the then current dividend period. If the applicable series does not have a cumulative dividend, we must declare, and pay or set aside for payment, full dividends for the then current dividend period only. When dividends are not paid, or set aside for payment, in full upon any applicable series and the shares of any other series ranking on a parity as to dividends with the applicable series, we must declare, and pay or set aside for payment, all dividends upon the applicable series and any other parity series proportionately, in accordance with accrued and unpaid dividends of the several series. For these purposes, accrued and unpaid dividends do not include unpaid dividend periods on noncumulative preferred stock. No interest will be payable in respect of any dividend payment that may be in arrears.

   Except as provided in the immediately preceding paragraph, unless we declare, and pay or set aside for payment, full cumulative dividends, including for the then current period, on any cumulative applicable series, we may not declare, or pay or set aside for payment, any dividends or other distributions upon common stock or any other capital stock ranking junior to or on a parity with the applicable series as to dividends or upon liquidation. The foregoing restriction does not apply to dividends or other distributions paid in common stock or other capital stock ranking junior to the applicable series as to dividends and upon liquidation.

   If the applicable series is noncumulative, we need only declare, and pay or set aside for payment, the dividend for the then current period, before declaring dividends or distributions on common stock or junior or parity securities. In addition, under the circumstances that we could not declare a dividend, we may not redeem, purchase or otherwise acquire for any consideration any common stock or other parity or junior capital stock, except upon conversion into or exchange for common stock or other junior capital stock.

   We may, however, make purchases and redemptions otherwise prohibited pursuant to certain redemptions or pro rata offers to purchase the outstanding shares of the applicable series and any other parity series of preferred stock.

   We will credit any dividend payment made on an applicable series first against the earliest accrued but unpaid dividend due with respect to the series.

   Redemption. We may have the right or may be required to redeem one or more series of preferred stock, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement.

   Liquidation Preference. The applicable prospectus supplement will show the liquidation preference of the applicable series. Upon any voluntary or involuntary liquidation, before any distribution may be made to the holders of common stock or any other capital stock ranking junior in the distribution of assets upon any liquidation to the applicable series, the holders of that series will be entitled to receive, out of assets of ours legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all dividends accrued and unpaid. In the case of a noncumulative applicable series, accrued and unpaid dividends include only the then current dividend period. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other capital stock ranking junior to the preferred stock upon liquidation, according to their rights and preferences and in each case according to their number of shares.

   If, upon any voluntary or involuntary liquidation, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of an applicable series and the corresponding amounts payable on all shares of other capital stock ranking on a parity in the distribution of assets with that series, then the holders of that series and all other equally ranking capital stock shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled.

   For these purposes, our consolidation or merger with or into any other corporation or other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation.

   Voting Rights. Holders of the preferred stock will not have any voting rights, except as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

   Conversion Rights. We will show in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert shares of any series of preferred stock into common stock or any other class or series of capital stock will be shown. The terms will include the number of shares of common stock or other securities into which the shares are convertible, the conversion price, or the manner of determining it, the conversion period, provisions as to whether conversion will be at the option of the holders of the series or at our option, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the redemption of shares of the series.

   Our Exchange Rights. We will show in the applicable prospectus supplement the terms and conditions, if any, upon which we can require you to exchange shares of any series of preferred stock for junior subordinated debt or other debt securities. If an exchange is required, you will receive junior subordinated debt or other debt securities with a principal amount equal to the liquidation preference of the applicable series of preferred stock. The other terms and provisions of the junior subordinated debt or other debt securities will not be materially less favorable to you than those of the series of preferred stock being exchanged.

Common Stock

   Dividends. Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for that purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. In that case, the shares may differ as to voting rights to the extent that voting rights then differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock that may be outstanding from time to time and to the restrictions in our credit facilities. See "--Dividend Restrictions" on page 19.

   Voting Rights. Except as otherwise required by law and in the election of directors, and subject to the rights of holders of any series of preferred stock that may be outstanding from time to time, holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two independent directors. The Class C common stock is nonvoting, except as otherwise required by Delaware corporate law.

   Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, a change in the designations, preferences and limitations of the shares of that class or series. The restated certificate, however, requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the restated certificate, including those relating to the provisions of the various classes of common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

   The restated certificate:

  . limits the aggregate voting power of Steven B. Dodge and his controlled entities to 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented by the shares of Class B common stock acquired by Thomas H. Stoner, a director, and purchasers affiliated with him in a January 1998 private offering and owned by them or certain affiliates,

  . prohibits future issuances of Class B common stock, except upon exercise of then outstanding options and pursuant to stock dividends or stock splits,

  .  limits transfers of Class B common stock to permitted transferees,

  . provides for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities falls below 21.3%, and

  . requires the holders of a majority of Class A common stock to approve amendments adversely affecting the Class A common stock.

   Conversion Provisions. Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of a conversion event or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees include certain family members and other holders of Class B common stock.

   Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to any holders of the preferred stock then outstanding of any amount required to be paid to them.

   Other Provisions. The holders of common stock are not entitled to preemptive or subscription rights. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

   In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock. However, if shares of capital stock or other securities of any other company are distributed, they may differ as to voting rights to the same extent that voting rights then differ among the different classes of our common stock.

   No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

   Listing of Class A Common Stock. Our Class A common stock is traded on the NYSE under the symbol "AMT."

   Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60606. Its telephone number is (312) 461-4600.

Dividend Restrictions

   Our credit facilities prohibit our borrower subsidiaries from paying cash dividends or distributions, or from purchasing or otherwise acquiring their capital stock or other equity interests. However, beginning on April 15, 2004, if no default exists or would be created under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions of up to 50% of excess cash flow, for the preceding calendar year.

Delaware Business Combination Provisions

   Under Delaware corporate law, the holders of at least 66 2/3% of the voting stock not owned by the interested stockholder must approve certain business combinations, including the issuance of equity securities, between a Delaware corporation and the interested stockholder if it occurs within three years of the date the person became an interested stockholder. The voting requirement does not apply, however, if, before the acquisition, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. Interested stockholder means any person who owns, directly or indirectly, 15.0% or more of the voting power of the corporation's shares of capital stock. The provision does not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

                        DESCRIPTION OF DEPOSITARY SHARES

General

   The description shown below and in any applicable prospectus supplement of certain provisions of any deposit agreement and of the depositary shares and depositary receipts representing depositary shares does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of deposit agreement and depositary receipts relating to each applicable series of preferred stock. The deposit agreement and the depositary receipts contain the full legal text of the matters described in this section. We will file a copy of those documents with the SEC at or before the time of the offering of the applicable series of preferred stock. This summary also is subject to and qualified by reference to the description of the particular terms of your series of depositary shares described in the applicable prospectus supplement.

   We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. Preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will show the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the preferred stock represented by those depositary shares.

   The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Upon surrender of depositary receipts at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, a holder of depositary shares will be entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.

Dividends and Other Distributions

   A depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

   If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

   No distributions will be made on any depositary shares that represent preferred stock converted or exchanged. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares. All distributions are subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal of Preferred Stock

   You may receive the number of whole shares of your series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares that you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred stock, you will not be

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entitled to re-deposit that preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Redemption of Depositary Shares

   If we redeem a series of the preferred stock underlying the depositary shares, the depositary will redeem those shares from the redemption proceeds received by it. The depositary will mail notice of redemption not less than 30 and not more than 60 days before the date fixed for redemption to the record holders of the depositary receipts evidencing the depositary shares at their addresses appearing in the depositary's books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. The redemption date for depositary shares will be the same as that of the preferred stock. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares for redemption by lot or pro rata as the depositary may determine.

   After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

Voting of the Preferred Stock

   Upon receipt of notice of any meeting at which the holders of the applicable preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The depositary will try, as practical, to vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to do so. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares.

Liquidation Preference

   Upon our liquidation, whether voluntary or involuntary, each holder of depositary shares will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as shown in the applicable prospectus supplement.

Conversion or Exchange of Preferred Stock

   The depositary shares will not themselves be convertible into or exchangeable for common stock, preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

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

Taxation

   As owner of depositary shares, you will be treated for U.S. federal income tax purposes as if you were an owner of the series of preferred stock represented by the depositary shares. Therefore, you will be required to take into account for U.S. federal income tax purposes income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock. In addition:

  . no gain or loss will be recognized for U.S. federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement,

  . the tax basis of each share of preferred stock issued to you as exchanging owner of depositary shares will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged for the preferred stock, and

  . if you held the depositary shares as a capital asset at the time of the exchange for preferred stock, the holding period for shares of the preferred stock will include the period during which you owned the depositary shares.

Amendment and Termination of a Deposit Agreement

   We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement as amended.

   Any deposit agreement may be terminated by us upon not less than 30 days' prior written notice to the applicable depositary if a majority of each series of preferred stock affected by the termination consents to the termination. When that occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

  .  all depositary shares outstanding it shall have been redeemed,

  . there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution shall have been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock, or

  . each of the shares of related preferred stock shall have been converted or exchanged into securities not represented by depositary shares.

Charges of a Depositary

   We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

Resignation and Removal of Depositary

   A depositary may resign at any time by delivering to us notice of its election to do so. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company having its principal office in the United States that has a combined capital and surplus of at least $50 million.

Miscellaneous

   A depositary will be required to forward to holders of depositary receipts any reports and communications from us that are received by it with respect to the related preferred stock.

   Neither a depositary nor we will be liable if it is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing their duties in good faith and without gross negligence or willful misconduct. Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

   If a depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

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

                            DESCRIPTION OF WARRANTS

   We may issue, together with any other securities being offered or separately, warrants entitling the holder to purchase from or sell to us, or to receive from us the cash value of the right to purchase or sell, debt securities, preferred stock, depositary shares or common stock. We and a warrant agent will enter a warrant agreement pursuant to which the warrants will be issued. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file a copy of the warrants and the warrant agreement with the SEC at or before the time of the offering of the applicable series of warrants.

   In the case of each series of warrants, the applicable prospectus supplement will describe the terms of the warrants being offered thereby. These include the following, if applicable:

  .  the offering price,

  .  the number of warrants offered,

  .  the securities underlying the warrants,

  . the exercise price, the procedures for exercise of the warrants and the circumstances, if any, that will deem the warrants to be automatically exercised,

  .  the date on which the warrants will expire,

  .  federal income tax consequences,

  .  the rights, if any, we have to redeem the warrant,

  .  the name of the warrant agent, and

  .  the other terms of the warrants.

   Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of those securities.

   The warrant agreements may be amended or supplemented without the consent of the holders of the warrants to which it applies to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement as amended. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price, and the expiration date, may not be altered without the consent of the holder of each warrant.

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

                              PLAN OF DISTRIBUTION

   We may sell the offered securities to one or more underwriters for public offering and sale by them. We may also sell the offered securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of the offered securities in the applicable prospectus supplement.

   The distribution of offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the market prices, or at negotiated prices. In connection with the sale of offered securities, underwriters or agents may receive or be deemed to have received compensation from us or from purchasers in the form of underwriting discounts, concessions or commissions. Underwriters may sell offered securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or from purchasers.

   We will show any underwriting compensation paid by us to underwriters or agents in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters. Any discounts, concessions and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered securities from us at the public offering price shown in the applicable prospectus supplement pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with whom contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. We are required to approve any contracts and the institutions that may become parties to them. Any contracts will be subject to the condition that the purchase by an institution of the offered securities will not at the time of delivery be prohibited under the law of any jurisdiction in the United States to which the institution is subject. If a portion of the offered securities is being sold to underwriters, the contract may also be subject to the condition that we will have sold to the underwriters the offered securities not sold for delayed delivery. The underwriters and the other persons will not have any responsibility in respect of the validity or performance of the contracts.

   Unless otherwise specified in the related prospectus supplement, each series of offered securities, other than shares of Class A common stock, will be a new issue with no established trading market. Our Class A common stock is listed on the NYSE and traded under the symbol "AMT." Any shares of Class A common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. We may elect to list any other series or class of offered securities on an exchange or on the Nasdaq National Market, but are not obligated to do so. Any underwriters to whom offered securities are sold by us for public offering and sale may make a market in those offered securities. Underwriters will not be obligated to make any market, however, and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any offered securities.

   Certain of the underwriters and their affiliates may engage in transactions with and perform services for us in the ordinary course of business for which they receive compensation.

   The specific terms and manner of sale of the offered securities will be shown or summarized in the applicable prospectus supplement.

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

                       VALIDITY OF THE OFFERED SECURITIES

   Sullivan & Worcester LLP, Boston, Massachusetts, will pass upon the validity of the offered securities for us. As of June 1, 2000, Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, owned 11,000 shares of our Class A common stock and 41,490 shares of Class B common stock and had options to purchase 20,000 shares of Class A common stock at $10.00 per share and 25,000 shares of Class A common stock at $23.813 per share. Mr. Bikales and other partners and associates of that firm serve as secretary or assistant secretaries of us and certain of our subsidiaries.

                                    EXPERTS

   The consolidated financial statements of American Tower Corporation incorporated in this prospectus by reference from American Tower Corporation's annual report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   We are incorporating the following financial statements by reference in this prospectus from our Form 8-K dated March 30, 2000:

  . The consolidated financial statements of UNIsite, Inc. and subsidiaries as of December 31, 1999 and 1998 and for the three years ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  . The consolidated financial statements of ICG Satellite Services, Inc. and subsidiary as of November 30, 1999 and for the eleven months ended November 30, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

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

                      DOCUMENTS INCORPORATED BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information filed with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

   We incorporate by reference the documents listed below and any filings made after the date of the original filing of the registration statement of which this prospectus is a part made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed or terminated:

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 1999,

  .  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000,

  . our Current Reports on Form 8-K dated January 28, 2000, January 31, 2000, February 9, 2000, February 24, 2000, March 14, 2000, March 30,
     2000, April 13, 2000, May 15, 2000, May 23, 2000 and June 12, 2000, and

  . the description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-14195), filed on June 4, 1998.

   We will provide you with a copy of the information we have incorporated by reference, excluding exhibits other than those to which we specifically refer. You may obtain this information at no cost by writing or telephoning us at: 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500, Attention:
Director of Investor Relations.

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